
11008377

Microsoft


SEC MAIL
PROCESSING
OCT 07 2011
WASH, D.C.
211
SECTION

Microsoft Corporation

2011 Annual Report











TO OUR SHAREHOLDERS, CUSTOMERS, PARTNERS, AND EMPLOYEES:

We've always believed that technology creates opportunities for people and organizations to achieve their dreams. This belief continues to drive us towards new inventions and new markets so we can impact the lives of billions of people around the world. The products and services this belief has inspired fueled our success in fiscal year 2011 and gives us confidence in what's ahead.

In fiscal year 2011, we delivered record financial performance by growing revenue 12 percent to $69.9 billion. Thanks to our continued discipline and focus on managing costs and expenses, operating income grew at an even higher rate – 13 percent, to $27.2 billion. In addition, we returned $16.9 billion to shareholders through stock buybacks and dividends, a 10 percent increase over the previous year.

The best way to understand our results and the opportunities that lie ahead is to look at three areas:

- product innovation and momentum
- strategic partnerships and acquisitions
- big bets for the future

Product Innovation and Momentum

Microsoft continues to be the company that businesses look to for the software they need to boost productivity and operate with efficiency, effectiveness, and intelligence. Throughout fiscal 2011, we saw business spending increase and strong demand for Windows 7, Office 2010, SharePoint, Exchange, Lync, Microsoft Dynamics, Windows Server, System Center, and SQL Server. Windows 7 and Office 2010 continue to sell at record rates. At the end of fiscal year 2011, more than 400 million Windows 7 licenses and 100 million Office 2010 licenses had been purchased by businesses and consumers.

The rate of businesses moving to the cloud continues to accelerate. For many businesses, moving to the cloud is a journey, not a sudden transformation. They are moving to the cloud on their terms and often use hybrid solutions that include the cloud and their existing datacenter investments. The Windows Azure Platform allows businesses to connect existing investments and develop new applications reducing the time from concept to deployment with little upfront cost. Customers find our approach unique because we ultimately enable them to choose what's right for them.

In June, we launched Office 365 – a new service where Office meets the cloud. Office 365 offers collaboration for businesses of all sizes – from the smallest neighborhood store to the largest global enterprise. It represents a culmination of the work we've been doing in the enterprise cloud space for more than 5 years. Because it is a subscription based cloud offering, with a variety of different service plans, businesses can choose the right plan for their needs, and get access to the best collaboration and productivity tools anywhere including Office, SharePoint, Exchange and Lync – a new technology that unites video and voice calls, instant messaging, and Web conferencing. Of the small businesses using Office 365, 80% have never purchased Exchange, SharePoint or Lync before and customers using Office 365 are reporting up to a 50% overall IT cost savings realized through increased efficiency. With hundreds of millions of businesses around the world striving to prosper and grow, we believe Office 365 can be an engine of growth for these businesses and us.

Beyond the cloud, we also made significant strides with our consumer offerings against very tough competition.

In November, we launched Kinect for Xbox 360 – called "the fastest-selling consumer electronics device" in history by Guinness World Records. Kinect creates a new form of entertainment by changing the way people interact with games, movies, and music simply by speaking and moving. Then in May, we announced how we'll continue the evolution of Xbox from a gaming console into an entertainment hub by increasing our content partnerships 10 fold and bringing live television to Xbox in the United States this holiday season. With millions of content choices, a new entertainment challenge arises – discovery. So, we also announced that we'll bring voice search to Xbox, using Bing and Kinect – simply say a movie, TV show, song or game and Xbox will find it.

Bing made strong strides this year. It's redefining the way people find information and make decisions – Bing Internet search share grew over 30% in the United States during fiscal 2011, to 14.4 percent. It has also played a key role in making other products better like Windows, Windows Phone and soon Xbox.

We also introduced the new Windows Phone. Based on a fundamentally new, modern design, this phone gives people an easier, quicker and more delightful experience. We are proud of the new Windows Phone and are thrilled with the feedback from our customers – nine out of ten say they would recommend it to a friend. We continued to innovate quickly on Windows Phone, and just eight months after the first version we delivered a major update that will be available this fall.

Partnerships and Acquisitions

Strategic partnerships and acquisitions have always played an important role in Microsoft's strategy for growth and technology leadership. Fiscal year 2011 saw a number of critical moves that will play a key role in our future growth.

During the fall of 2010, we completed the integration of Yahoo! search with Bing, and by the close of fiscal year 2011, Bing and Yahoo! together powered more than one-quarter of all U.S. searches. In May, we announced a new partnership with Facebook that enables us to deliver personalized search results that are based on friends' opinions. This data helps people make decisions more quickly and easily based on recommendations that are personal, more relevant, and reflect the wisdom and experience of known and trusted friends.

In February, we announced an important partnership with Nokia aimed at building a new mobile ecosystem that will pave the way for choice and opportunity for consumers, mobile network operators, and developers. Through this partnership, Nokia will primarily develop and sell Windows Phones as the two companies work together on mobile technology design, development, and marketing initiatives that in the next year will bring Windows Phones to a much wider range of market segments and geographies across a much broader range of price points.

We announced in May our intention to acquire Skype, the world's leading provider of real-time Internet video and voice communications services and technology. Skype is a perfect fit with Microsoft's core vision to unleash our customers' productivity and creativity by making it easier for them to communicate and work together. With the acquisition of Skype and requisite regulatory approval, we'll connect hundreds of millions of people and provide them exciting new ways to communicate and create on PCs, phones, the Xbox, and through applications like Office and Lync.

Big Bets for the Future

At Microsoft, we believe the most engaging digital experiences will grow out of the combination of four things: smart devices, cloud-based services, natural forms of interaction between people and technology, and finally, people's imaginations.

We will continue to create and sell great software that people use every day at work, at home and everywhere in between. Increasingly, the full value and benefit of software will be optimized and expressed in the services and devices that people use at work and in their personal lives. So increasingly, we will view ourselves as a devices and services company.

We believe the number of devices on which software will run will increase dramatically. We'll continue to build some devices like the Xbox and work in close partnership with PC, tablet, phone, and other manufacturers around the world to design powerful and compelling devices that consumers love and businesses need.

We are looking ahead to Windows 8 with confidence and excitement. We are creating a reimagined version of Windows that builds on the advancements in cloud computing, on touch interfaces and other natural ways to interact with technology. Without compromise, we will deliver the security, reliability and manageability businesses require, along with personalized and seamless connections to information, people, services, and applications across the variety of devices people use.

For services, we'll continue betting on the cloud for both businesses and consumers. For businesses, we're focused on enabling all of our products for the cloud including continuing our work with Windows Azure, Office 365, and Microsoft Dynamics services. For consumers, we're focused on Skype, Bing, Windows Live and Xbox Live.

We're also investing in natural ways for people to interact with technology. For example, we'll bring the advances of Kinect beyond entertainment to business, science, education and medicine by connecting it to the Windows PC and the Windows Phone. Bing will have a broad impact beyond search as we apply its understanding of the world's people and knowledge to scenarios that help individuals accomplish a task. Imagine that instead of trying to print a boarding pass by finding a website and typing in a confirmation code you could simply say "print my boarding pass." There are so many opportunities to fundamentally improve how we interact with the range of devices and services by pushing the capabilities of natural user interfaces.

We'll continue to inspire and be inspired by the imaginations of more than 7 million Microsoft developers, our 600,000 and growing partner community and billions of customers who all think about how to personalize, extend and leverage Microsoft technology to achieve their dreams.

As I said at the beginning, we have always believed that technology creates opportunities for people and organizations to achieve their dreams. We're excited about what we will be able to accomplish next year and beyond.

Thank you for your continued support.



Steven A. Ballmer

Chief Executive Officer

September 2, 2011

SELECTED FINANCIAL DATA, QUARTERLY STOCK PRICE INFORMATION, ISSUER PURCHASES OF EQUITY SECURITIES, DIVIDENDS, AND STOCK PERFORMANCE

FINANCIAL HIGHLIGHTS

(In millions, except per share data)

Year Ended June 30,	**2011**	**2010**	**2009**	**2008**	**2007**
Revenue	**$ 69,943**	$ 62,484	$ 58,437	$ 60,420	$ 51,122
Operating income	**$ 27,161**	$ 24,098	$ 20,363	$ 22,271 [(a)]	$ 18,438
Net income	**$ 23,150**	$ 18,760	$ 14,569	$ 17,681 [(a)]	$ 14,065
Diluted earnings per share	**$ 2.69**	$ 2.10	$ 1.62	$ 1.87	$ 1.42
Cash dividends declared per share	**$ 0.64**	$ 0.52	$ 0.52	$ 0.44	$ 0.40
Cash and cash equivalents and short-term investments	**$ 52,772**	$ 36,788	$ 31,447	$ 23,662	$ 23,411
Total assets	**$ 108,704**	$ 86,113	$ 77,888	$ 72,793	$ 63,171
Long-term obligations	**$ 22,847**	$ 13,791	$ 11,296	$ 6,621	$ 8,320
Stockholders' equity	**$ 57,083**	$ 46,175	$ 39,558	$ 36,286	$ 31,097

(a) *Includes a charge of $1.4 billion (€899 million) related to the fine imposed by the European Commission in February 2008.*

QUARTERLY STOCK PRICE

Our common stock is traded on the NASDAQ Stock Market under the symbol MSFT. On July 20, 2011, there were 134,854 registered holders of record of our common stock. The high and low common stock sales prices per share were as follows:

Quarter Ended	**September 30**	**December 31**	**March 31**	**June 30**	**Fiscal Year**
Fiscal Year 2011					
High	**$ 26.41**	**$ 28.87**	**$ 29.46**	**$ 26.87**	**$ 29.46**
Low	**$ 22.73**	**$ 23.78**	**$ 24.68**	**$ 23.65**	**$ 22.73**
Fiscal Year 2010					
High	$ 26.25	$ 31.50	$ 31.24	$ 31.58	$ 31.58
Low	$ 22.00	$ 24.43	$ 27.57	$ 22.95	$ 22.00

SHARE REPURCHASES AND DIVIDENDS

Share Repurchases

On September 22, 2008, we announced the completion of the two repurchase programs approved by our Board of Directors during the first quarter of fiscal year 2007 to buy back up to $40.0 billion of Microsoft common stock. On September 22, 2008, we also announced that our Board of Directors approved a new share repurchase program authorizing up to $40.0 billion in share repurchases with an expiration date of September 30, 2013. As of June 30, 2011, approximately $12.2 billion remained of the $40.0 billion approved repurchase amount. The repurchase program may be suspended or discontinued at any time without prior notice.

We repurchased the following shares of common stock under the above-described repurchase plans using cash resources:

(In millions)	**Shares**	**Amount**	**Shares**	**Amount**	**Shares**	**Amount**
Year Ended June 30,		**2011** [(a)]		**2010** [(a)]		**2009** [(b)]
First quarter	**163**	**$ 4,000**	58	$ 1,445	223	$ 5,966
Second quarter	**188**	**5,000**	125	3,583	95	2,234
Third quarter	**30**	**827**	67	2,000	0	0
Fourth quarter	**66**	**1,631**	130	3,808	0	0
Total	**447**	**$ 11,458**	380	$ 10,836	318	$ 8,200

(a) *All shares repurchased in fiscal years 2011 and 2010 were repurchased under the plan approved by our Board of Directors on September 22, 2008.*

(b) *Of the 318 million shares of common stock repurchased in fiscal year 2009, 101 million shares were repurchased for $2.7 billion under the plan approved by our Board of Directors during the first quarter of fiscal year 2007. The remaining shares were repurchased under the plan approved by our Board of Directors on September 22, 2008.*

Dividends

In fiscal year 2011, our Board of Directors declared the following dividends:

Declaration Date	Dividend Per Share	Record Date	Total Amount	Payment Date
			(In millions)	
September 21, 2010	**$ 0.16**	**November 18, 2010**	**$ 1,363**	**December 9, 2010**
December 15, 2010	**$ 0.16**	**February 17, 2011**	**$ 1,349**	**March 10, 2011**
March 14, 2011	**$ 0.16**	**May 19, 2011**	**$ 1,350**	**June 9, 2011**
June 15, 2011	**$ 0.16**	**August 18, 2011**	**$ 1,340**	**September 8, 2011**

The dividend declared on June 15, 2011 will be paid after the filing of our 2011 Form 10-K and was included in other current liabilities as of June 30, 2011.

In fiscal year 2010, our Board of Directors declared the following dividends:

Declaration Date	Dividend Per Share	Record Date	Total Amount	Payment Date
			(In millions)	
September 18, 2009	$ 0.13	November 19, 2009	$ 1,152	December 10, 2009
December 9, 2009	$ 0.13	February 18, 2010	$ 1,139	March 11, 2010
March 8, 2010	$ 0.13	May 20, 2010	$ 1,130	June 10, 2010
June 16, 2010	$ 0.13	August 19, 2010	$ 1,118	September 9, 2010

The dividend declared on June 16, 2010 was included in other current liabilities as of June 30, 2010.

STOCK PERFORMANCE

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Microsoft Corporation, the S&P 500 Index
and the NASDAQ Computer Index



Microsoft Corporation
S&P 500 Index
NASDAQ Computer Index
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
6/06
6/07
6/08
6/09
6/10
6/11

	6/06	6/07	6/08	6/09	6/10	6/11
Microsoft Corporation	100.00	128.23	121.43	107.48	106.04	122.71
S&P 500 Index	100.00	120.59	104.77	77.30	88.46	115.61
NASDAQ Computer Index	100.00	126.19	117.22	98.11	119.30	157.48

* $100 invested on 6/30/06 in stock or index, including reinvestment of dividends

Note About Forward-Looking Statements

Certain statements in this report, other than purely historical information, including estimates, projections, statements relating to our business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may appear throughout this report, including without limitation, the following sections: "Business," "Management's Discussion and Analysis," and "Risk Factors." These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. A detailed discussion of risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in our fiscal year 2011 Form 10-K. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.

BUSINESS DESCRIPTION

GENERAL

Microsoft was founded in 1975. Our mission is to enable people and businesses throughout the world to realize their full potential. We work to achieve this mission by creating technology that transforms the way people work, play, and communicate. We develop and market software, services, and hardware that deliver new opportunities, greater convenience, and enhanced value to people's lives. We do business worldwide and have offices in more than 100 countries.

We generate revenue by developing, licensing, and supporting a wide range of software products and services, by designing and selling hardware, and by delivering relevant online advertising to a global customer audience. In addition to selling individual products and services, we offer suites of products and services.

Our products include operating systems for personal computers ("PCs"), servers, phones, and other intelligent devices; server applications for distributed computing environments; productivity applications; business solution applications; desktop and server management tools; software development tools; video games; and online advertising. We also design and sell hardware including the Xbox 360 gaming and entertainment console, Kinect for Xbox 360, Xbox 360 accessories, and Microsoft PC hardware products.

We provide consulting and product and solution support services, and we train and certify computer system integrators and developers. We also offer cloud-based solutions that provide customers with software, services and content over the Internet by way of shared computing resources located in centralized data centers. Cloud revenue is earned primarily from usage fees and advertising.

Examples of cloud-based computing services we offer include:

- Bing, our Internet search engine that finds and organizes the answers people need so they can make faster, more informed decisions;
- Windows Live Essentials suite, which allows users to upload, organize and store photos, make movies, communicate via video, email, and messaging, and enhance online safety;
- Xbox LIVE service, which enables online gaming, social networking, and access to a wide range of video, gaming, and entertainment content;
- Microsoft Office 365, an online suite that enables people to work from virtually anywhere, anytime, and on any device with simple, familiar collaboration and communication solutions, including Microsoft Office, Exchange, SharePoint, and Lync;

- Microsoft Dynamics CRM Online customer relationship management services for sales, service and marketing professionals provided through a familiar Microsoft Outlook interface; and
- the Azure family of platform and database services that helps developers connect applications and services in the cloud or on premise. These services include Windows Azure, a scalable operating system with computing, storage, hosting and management capabilities, and Microsoft SQL Azure, a relational database.

We also conduct research and develop advanced technologies for future software products and services. We believe that delivering innovative, high-value solutions through our integrated software and services platforms is the key to meeting our customers' needs and to our future growth. We believe that we will continue to grow by delivering compelling new products and services, creating new opportunities for partners, improving customer satisfaction, and improving our service excellence, business efficacy, and internal processes.

OPERATING SEGMENTS

We operate our business in five segments: Windows & Windows Live Division, Server and Tools, Online Services Division, Microsoft Business Division, and Entertainment and Devices Division. Our segments provide management with a comprehensive financial view of our key businesses. The segments enable the alignment of strategies and objectives across the development, sales, marketing, and services organizations, and they provide a framework for timely and rational allocation of development, sales, marketing, and services resources within businesses. Additional information on our operating segments and geographic and product information is contained in Note 21 – Segment Information and Geographic Data of the Notes to Financial Statements.

Windows & Windows Live Division

Windows & Windows Live Division ("Windows Division") develops and markets PC operating systems, related software and online services, and PC hardware products. This collection of software, hardware, and services is designed to simplify everyday tasks through efficient Web browsing and seamless operations across the user's hardware and software. Windows Division revenue growth is largely correlated to the growth of the PC market worldwide, as approximately 75% of total Windows Division revenue comes from Windows operating system software purchased by original equipment manufacturers ("OEMs"), which they pre-install on equipment they sell. In addition to PC market changes, Windows revenue is impacted by:

- hardware market changes driven by shifts between developed markets and emerging markets, consumer PCs and business PCs, and among varying forms of computing devices;
- the attachment of Windows to PCs shipped and changes in inventory levels within the OEM channel; and
- pricing changes and promotions, pricing variation associated with OEM channel shifts from local and regional system builders to large, multinational OEMs, and different pricing of Windows versions licensed.

Principal Products and Services: Windows 7 and prior versions of the Windows operating system; Windows Live suite of applications and web services; and Microsoft PC hardware products.

Competition

The Windows operating system faces competition from various commercial software products offered by well-established companies, mainly Apple and Google. The Windows operating system also faces competition from alternative platforms and devices that may reduce demand for PCs. User and usage volumes on mobile devices are increasing worldwide relative to the PC. We believe Windows competes effectively by giving customers choice, flexibility, security, a familiar and easy-to-use interface, compatibility with a broad range of hardware and software applications, and the largest support network for any operating system.

Windows Live software and services compete with Apple, Google, Yahoo!, and a wide array of Web sites and portals that provide communication and sharing tools and services. Our PC hardware products face competition from computer and other hardware manufacturers, many of which are also current or potential partners.

Server and Tools

Server and Tools develops and markets server software, software developer tools, services, and solutions that are designed to make information technology professionals and developers and their systems more productive and efficient. Server software is integrated server infrastructure and middleware designed to support software applications built on the Windows Server operating system. This includes the server platform, database, storage, management and operations, service-oriented architecture platform, security and identity software. Server and Tools also builds standalone and software development lifecycle tools for software architects, developers, testers, and project managers. Server offerings can be run on-site, in a partner-hosted environment, or in a Microsoft-hosted environment.

Our cloud-based services comprise a scalable operating system with computing, storage, and management capabilities and a relational database, which allow customers to run enterprise workloads and web applications in the cloud. These services also include a platform that helps developers connect applications and services in the cloud or on premise. Our goal is to enable customers to devote more resources to development and use of applications that benefit their business, rather than to the management of on-premise hardware and software.

Server and Tools offers a broad range of enterprise consulting and product support services ("Enterprise Services") that assist customers in developing, deploying, and managing Microsoft server and desktop solutions. Server and Tools also provides training and certification to developers and information technology professionals for our Server and Tools, Microsoft Business Division, and Windows & Windows Live Division products and services.

Approximately 50% of Server and Tools revenue comes primarily from multi-year volume licensing agreements, approximately 30% is purchased through transactional volume licensing programs, retail packaged product and licenses sold to OEMs, and the remainder comes from Enterprise Services.

> ***Principal Products and Services***: Windows Server operating systems; Windows Azure; Microsoft SQL Server; SQL Azure; Windows Intune; Windows Embedded; Visual Studio; Silverlight; System Center products; Microsoft Consulting Services; and Premier product support services.

Competition

Our server operating system products face competition from a wide variety of server operating systems and applications offered by companies with a range of market approaches. Vertically integrated computer manufacturers such as Hewlett-Packard, IBM, and Oracle offer their own versions of the Unix operating system preinstalled on server hardware. Nearly all computer manufacturers offer server hardware for the Linux operating system and many contribute to Linux operating system development. The competitive position of Linux has also benefited from the large number of compatible applications now produced by many commercial and non-commercial software developers. A number of companies, such as Red Hat, supply versions of Linux.

We compete to provide enterprise-wide computing solutions with several companies that offer solutions and middleware technology platforms. IBM and Oracle lead a group of companies focused on the Java Platform Enterprise Edition. Commercial software developers that provide competing server applications for PC-based distributed client/server environments include CA Technologies, IBM, and Oracle. Our Web application platform software competes with open source software such as Apache, Linux, MySQL, and PHP, and we compete against Java middleware such as Geronimo, JBoss, and Spring Framework.

Numerous commercial software vendors offer competing software applications for connectivity (both Internet and intranet), security, hosting, database, and e-business servers. System Center competes with server management and server virtualization platform providers, such as BMC, CA Technologies, Hewlett-Packard, IBM, and VMWare in the management of information technology infrastructures. SQL Server competes with products from IBM, Oracle, Sybase, and other companies in providing database, business intelligence and data warehousing solutions. Our products for software developers compete against offerings from Adobe, IBM, Oracle, other companies, and open-source projects. Competing open source projects include Eclipse (sponsored by CA Technologies, IBM, Oracle, and SAP), PHP, and Ruby on Rails, among others.

The embedded operating system business is highly fragmented with many competitive offerings. Key competitors include IBM, Intel, and versions of embeddable Linux from commercial Linux vendors such as Metrowerks and MontaVista Software.

Our cloud-based services offerings also have many competitors. Windows Azure faces competition from Amazon, Google, Salesforce.com, and VMWare. SQL Azure faces competition from IBM, Oracle, and other open source offerings. For Enterprise Services, we compete with a large group of diverse companies, including multinational consulting firms and small niche businesses focused on specific technologies.

We believe our server products, cloud-based services and Enterprise Services provide customers with advantages in innovation, performance, total costs of ownership, and productivity by delivering superior applications, development tools, and compatibility with a broad base of hardware and software applications, security, and manageability.

Online Services Division

Online Services Division ("OSD") develops and markets information and content designed to help people simplify tasks and make more informed decisions online, and that help advertisers connect with audiences. OSD offerings include Bing, MSN, adCenter, and advertiser tools. Bing and MSN generate revenue through the sale of search and display advertising. Search and display advertising generally accounts for nearly all of OSD's annual revenue.

We provide updated and new online offerings on a frequent basis. In December 2009, we entered into a definitive agreement with Yahoo! whereby Microsoft will provide the exclusive algorithmic and paid search platform for Yahoo! Web sites worldwide. We completed the algorithmic transition in the U.S. and Canada in July 2010 and the paid search transition in October 2010 and have begun transitioning algorithmic search in international markets. We believe this agreement will allow us to improve the effectiveness and increase the value of our search offering through greater scale in search queries and an expanded and more competitive search and advertising marketplace.

***Principal Products and Services*:** Bing; Microsoft adCenter; MSN; and Atlas online tools for advertisers.

Competition

OSD competes with Google, Yahoo!, and a wide array of Web sites and portals that provide content and online offerings to end users. We compete with these organizations to provide advertising opportunities for merchants. Competitors are continuously developing Internet offerings that seek to provide more effective ways of connecting advertisers with audiences. We believe our search engine, Bing, helps users make faster, more informed decisions by providing relevant search results, expanded search services, social recommendations, and a broad selection of content. We have enhanced the user interface to bring a richer search experience. We also invest in improving the scale of our advertising platform to serve both owned and operated and third-party online properties. We will continue to introduce new products and services to improve the user online experience. We believe that we can compete effectively by attracting new users, understanding their intent, and matching their intent with relevant content, advertiser offerings, and software services.

Microsoft Business Division

Microsoft Business Division ("MBD") offerings consist of the Microsoft Office system (comprising mainly Office, SharePoint, Exchange and Lync) and Microsoft Dynamics business solutions. Microsoft Office system products are designed to increase personal, team, and organization productivity through a range of programs, services, and software solutions, which may be delivered either on premise or as a cloud-based service. Growth of revenue from the Microsoft Office system offerings, which generate over 90% of MBD revenue, depends on our ability to add value to the core Office product set and to continue to expand our product offerings in other areas such as content management, enterprise search, collaboration, unified communications, and business intelligence. Microsoft Dynamics products provide business solutions for financial management, customer relationship management ("CRM"), supply chain management, and analytics applications for small and mid-size businesses, large organizations, and divisions of global enterprises.

Approximately 80% of MBD revenue is generated from sales to businesses, which includes Microsoft Office system revenue generated through volume licensing agreements and Microsoft Dynamics revenue. Revenue from this category generally depends upon the number of information workers in a licensed enterprise and is therefore relatively independent of the number of PCs sold in a given year. Approximately 20% of MBD revenue is derived from sales to consumers, which includes revenue from retail packaged product sales and OEM revenue. This revenue generally is affected by the level of PC shipments and by product launches.

***Principal Products and Services*:** Microsoft Office; Microsoft Exchange; Microsoft SharePoint; Microsoft Lync; Microsoft Dynamics ERP and Dynamics CRM; and Microsoft Office Web Apps, which are the online companions to Microsoft Word, Excel, PowerPoint, and OneNote. In June 2011, MBD launched Office 365, which is an online services offering of Microsoft Office, Exchange, SharePoint, and Lync.

Competition

Competitors to the Microsoft Office system include software application vendors such as Adobe, Apple, Corel, Google, IBM, Oracle, and numerous Web-based competitors as well as local application developers in Asia and Europe. Apple may distribute certain versions of its application software products with various models of its PCs and through its mobile devices. Corel and IBM have measurable installed bases with their office productivity products. Google provides a hosted messaging and productivity suite that competes with Microsoft Office, Microsoft Exchange, and Microsoft SharePoint, including its FAST enterprise search technology. The OpenOffice.org project provides a freely downloadable cross-platform application that also has been adapted by various commercial software vendors to sell under their brands. Web-based offerings competing with individual applications can also position themselves as alternatives to Microsoft Office system products.

Our Microsoft Dynamics products compete with vendors such as Infor and Sage in the market focused on providing business solutions for small and mid-sized businesses. The market for large organizations and divisions of global enterprises is intensely competitive with a small number of primary vendors including Oracle and SAP. Additionally, Salesforce.com's on-demand CRM offerings compete directly with Microsoft Dynamics CRM Online and Microsoft Dynamics CRM's on-premise offerings.

As we continue to create additional functionality and products, we compete with additional vendors, most notably in content management and enterprise search, collaboration tools, unified communications, and business intelligence. These competitors include Cisco, Google, IBM, Oracle, and SAP. We believe our products compete effectively based on our strategy of providing flexible, easy to use solutions that work well with technologies our customers already have.

Entertainment and Devices Division

Entertainment and Devices Division ("EDD") develops and markets products and services designed to entertain and connect people. The Xbox 360 entertainment platform, including Kinect, is designed to provide a unique variety of entertainment choices for individuals and families through the use of our devices, peripherals, content, and online services. Mediaroom is designed to provide live, recorded, and on-demand television programming regardless of your location or device. Windows Phone is designed to bring users closer to the people, applications, and content they need, while providing unique capabilities such as Microsoft Office and Xbox LIVE functionality.

Nokia strategic alliance

On April 21, 2011, Microsoft and Nokia entered into definitive agreements to form a strategic alliance to jointly create new mobile products and services and to extend established products and services to new markets.

Microsoft will license to Nokia and Nokia will adopt Windows Phone as Nokia's primary smartphone platform. Microsoft will receive a running royalty at a competitive rate from Nokia for the Windows Phone platform, with minimum commitments reflecting the large volumes Nokia expects to ship. We will also provide Nokia with developer tools to accelerate developer support for Windows and Windows-related platforms. Microsoft and Nokia will collaborate on joint developer outreach and application sourcing. Microsoft's Windows Marketplace infrastructure will support a new Nokia-branded application store. Participants in the Windows Phone ecosystem will be able to take advantage of Nokia's billing agreements with operators in markets worldwide.

Nokia will deliver mapping, navigation, and location-based services to the Windows Phone ecosystem and will deliver a core set of mapping services for a broader set of Microsoft's map-based offerings. Microsoft's Bing and adCenter will power search and advertising on Nokia's devices and services. Nokia will innovate and customize on the Windows Phone platform, contributing its expertise on hardware, design, and language support and will help bring Windows Phone to a broader range of price points, market segments and geographies. Microsoft will make annual payments to Nokia, in recognition of the unique nature of Nokia's agreement with Microsoft and the contributions that Nokia is providing.

The agreements recognize the value of intellectual property portfolios and put in place mechanisms for exchanging rights to intellectual property. As part of these arrangements, Nokia will receive payments including consideration to be paid as part of a mutual release.

Principal Products and Services: Xbox 360 gaming and entertainment console, Kinect for Xbox 360, Xbox 360 video games, Xbox 360 accessories; Xbox LIVE; Mediaroom; and Windows Phone.

Competition

Entertainment and devices businesses are highly competitive, characterized by rapid product life cycles, frequent introductions of new products and game titles, and the development of new technologies. The markets for our products are characterized by significant price competition, and we anticipate continued pricing pressure from our competitors. Our competitors vary in size from very small companies with limited resources to very large, diversified corporations with substantial financial and marketing resources. We compete primarily on the basis of product innovation, quality and variety, timing of product releases, and effectiveness of distribution and marketing.

Our Xbox gaming and entertainment business competes with console platforms from Nintendo and Sony, both of which have a large, established base of customers. The lifecycle for gaming and entertainment consoles averages five to 10 years. We released Xbox 360, our second generation console, in November 2005. Nintendo and Sony released new versions of their game consoles in late 2006. We believe the success of gaming and entertainment consoles is determined by the availability of games for the console, providing exclusive game content that gamers seek, the computational power and reliability of the console, and the ability to create new experiences via online services, downloadable content, and peripherals. In addition to Nintendo and Sony, our businesses compete with both Apple and Google in offering content products and services to the consumer. We believe the Xbox 360 entertainment platform is positioned well against competitive products and services based on significant innovation in hardware architecture, new developer tools, online gaming and entertainment services, and continued strong exclusive content from our own game franchises as well as other digital content offerings.

Windows Phone faces competition primarily from Apple, Google, and Research In Motion. Mediaroom faces competition primarily from a variety of competitors that provide elements of an Internet protocol television delivery platform, but that do not provide end-to-end solutions for the network operator.

OPERATIONS

We have operations centers that support all operations in their regions, including customer contract and order processing, credit and collections, information processing, and vendor management and logistics. The regional center in Ireland supports the European, Middle Eastern, and African region; the center in Singapore supports the Japan, Greater China, and Asia-Pacific region; and the centers in Fargo, North Dakota, Fort Lauderdale, Florida, Puerto Rico, Redmond, Washington, and Reno, Nevada support Latin America and North America. In addition to the operations centers, we also operate data centers throughout the U.S. and in Europe.

To serve the needs of customers around the world and to improve the quality and usability of products in international markets, we localize many of our products to reflect local languages and conventions. Localizing a product may require modifying the user interface, altering dialog boxes, and translating text.

We contract most of our manufacturing activities for Xbox 360 and related games, Kinect for Xbox 360, various retail software packaged products, and Microsoft hardware to third parties. Our products may include some components that are available from only one or limited sources. Our Xbox 360 console and Kinect for Xbox 360 include key components that are supplied by a single source. The integrated central processing unit/graphics processing unit is purchased from IBM, and the supporting embedded dynamic random access memory chips are purchased from Taiwan Semiconductor Manufacturing Company. Although we have chosen to initially source these components from a single supplier, we are under no obligation to exclusively source the components from these vendors in the future. We generally have the ability to use other manufacturers if the current vendor becomes unavailable. We generally have multiple sources for raw materials, supplies, and components, and are often able to acquire component parts and materials on a volume discount basis.

RESEARCH AND DEVELOPMENT

During fiscal years 2011, 2010, and 2009, research and development expense was $9.0 billion, $8.7 billion, and $9.0 billion, respectively. These amounts represented 13%, 14%, and 15%, respectively, of revenue in each of those years. We plan to continue to make significant investments in a broad range of research and product development efforts.

Product Development and Intellectual Property

Most of our software products and services are developed internally. Internal development allows us to maintain competitive advantages that come from closer technical control over our products and services. It also gives us the freedom to decide which modifications and enhancements are most important and when they should be implemented. We strive to obtain information as early as possible about changing usage patterns and hardware advances that may affect software design. Before releasing new software platforms, we provide application vendors with a range of resources and guidelines for development, training, and testing. Generally, we also create product documentation internally.

We protect our investments in innovation in a variety of ways. We work actively in the U.S. and internationally to ensure the enforcement of copyright, trademark, trade secret, and other protections that apply to our software products, services, business plans, and branding. We are a leader among technology companies in pursuing patents and currently have a portfolio of over 26,000 U.S. and international patents issued and over 36,000 pending. While we employ many of our innovations exclusively in Microsoft products and services, we also engage in outbound and inbound licensing of specific patented technologies that are incorporated into licensees' or Microsoft's products. From time to time, we enter into broader cross-license agreements with other technology companies covering entire groups of patents. From time to time, we purchase or license technology that we incorporate in our products or services.

While it may be necessary in the future to seek or renew licenses relating to various aspects of our products and business methods, we believe, based upon past experience and industry practice, such licenses generally could be obtained on commercially reasonable terms. We believe our continuing innovation and product development are not materially dependent on any single license or other agreement with a third party relating to the development of our products.

Investing in Innovation

Innovation is the foundation for Microsoft's success. Our model for growth is based on our ability to initiate and embrace disruptive technology trends, to enter new markets, both in terms of geographies and product areas, and to drive broad adoption of the products and services we develop and market. Our innovation investments focus on the emerging technology trends and breakthroughs that we believe offer significant opportunities to deliver value to our customers and growth for the company. We maintain our long-term commitment to research and development across a wide spectrum of technologies, tools, and platforms spanning communication and collaboration; information access and organization; entertainment; business and e-commerce; advertising; and devices.

While our main research and development facilities are located in Redmond, Washington, we also operate research and development facilities in other parts of the U.S. and around the world, including Canada, China, Denmark, England, India, Ireland, and Israel. This global approach will help us remain competitive in local markets and enable us to continue to attract top talent from across the world. We generally fund research at the corporate level to ensure that we are looking beyond immediate product considerations to opportunities further in the future. We also fund research and development activities at the business segment level. Many of the innovations created by our business segments are coordinated with other segments and leveraged across the company.

In addition to our main research and development operations, we also operate Microsoft Research. Microsoft Research is one of the world's largest computer science research organizations, and works in close collaboration with top universities around the world to advance the state-of-the-art in computer science, providing us a unique perspective on future technology trends.

Based on our assessment of key technology trends and our broad focus on long-term research and development of new products and services, areas where we see significant opportunities to drive future growth include smart connected devices, cloud computing, entertainment, search, communications, and productivity.

DISTRIBUTION, SALES, AND MARKETING

We market and distribute our products and services primarily through the following channels: OEM; distributors and resellers; and online.

OEM

We distribute software through OEMs that pre-install our software on new PCs, servers, smartphones, and other intelligent devices that they sell to end customers. The largest component of the OEM business is the Windows operating system pre-installed on PCs. OEMs also sell hardware pre-installed with other Microsoft products, including server operating systems and application products and desktop applications such as our Microsoft Office suite. In addition to these products, we also market through OEMs software services such as our Windows Live Essentials suite.

There are two broad categories of OEMs. The largest OEMs, many of which operate globally, are referred to as "Direct OEMs," as our relationship with them is managed through a direct agreement between Microsoft and the manufacturer. We have distribution agreements covering one or more of our products with virtually all of the multinational OEMs, including Acer, ASUSTek, Dell, Fujitsu, HTC, Hewlett-Packard, LG, Lenovo, NEC, Nokia, Samsung, Sony, Toshiba, and with many regional and local OEMs, including Medion, MSI, and Positivo. The second broad category of OEMs consists of lower-volume PC manufacturers (also called "System Builders"), which source their Microsoft software for pre-installation and local redistribution primarily through the Microsoft distributor channel rather than through a direct agreement or relationship with Microsoft. Some of the distributors in the Microsoft distributor channel are global, such as Ingram Micro and Tech Data, but most operate at a local or regional level.

Distributors and Resellers

Many organizations that license our products and services through enterprise agreements transact directly with us, with sales support from solution integrators, independent software vendors, web agencies, and developers that advise organizations on licensing our products and services ("Enterprise Software Advisors"). Organizations also license our products and services indirectly, primarily through large account resellers ("LARs"), distributors, value-added resellers ("VARs"), OEMs, system builder channels and retailers. Although each type of reselling partner reaches organizations of all sizes, LARs are primarily engaged with large organizations, distributors resell primarily to VARs, and VARs typically reach small-sized and medium-sized organizations. Enterprise Software Advisors typically are also authorized as LARs and operate as resellers for our other licensing programs, such as the Select and Open licensing programs discussed under "Licensing Options" below. Some of our distributors include Ingram Micro and Tech Data, and some of our largest resellers include CDW, Dell, Insight Enterprises, and Software House International. Our Microsoft Dynamics software offerings are licensed to enterprises through a global network of channel partners providing vertical solutions and specialized services. We distribute our retail packaged products primarily through independent non-exclusive distributors, authorized replicators, resellers, and retail outlets. Individual consumers obtain these products primarily through retail outlets, such as Wal-Mart and Dixons. We have a network of field sales representatives and field support personnel that solicits orders from distributors and resellers, and provides product training and sales support.

Online

Although client-based software will continue to be an important part of our business, increasingly we are delivering additional value to customers through cloud-based services. We provide online content and services to consumers through Bing, MSN portals and channels, Microsoft Office Web Apps, Microsoft Security Essentials, Windows Live Essentials suite, Windows Phone Marketplace, Xbox LIVE, and Zune Marketplace. We provide content and services to business users through the Microsoft Online Services platform, which includes cloud-based services such as Business Productivity Online Standard Suite, Exchange Online, Microsoft Dynamics CRM Online, Microsoft Lync, Microsoft Office 365, Microsoft Office Communications Online, Microsoft Office Live Meeting, SQL Azure, SharePoint Online, Windows Azure, and Windows Intune. Other services delivered online include our online advertising platform with offerings for advertisers, as well as Microsoft Developer Networks subscription content and updates, periodic product updates, and online technical and practice readiness resources to support our partners in developing and selling our products and solutions.

LICENSING OPTIONS

We license software to organizations under arrangements that allow the end-user customer to acquire multiple licenses of products and services. Our arrangements for organizations to acquire multiple licenses of products and services are designed to provide them with a means of doing so without having to acquire separate packaged product through retail channels. In delivering organizational licensing arrangements to the market, we use different programs designed to provide flexibility for organizations of various sizes. While these programs may differ in various parts of the world, generally they include those discussed below.

Open Licensing

Designed primarily for small-to-medium organizations (5 to over 250 licenses), Open licensing programs allow customers to acquire perpetual or subscription licenses and, at the customer's election, rights to future versions of software products over a specified time period (two or three years depending on the Open program used). The offering that conveys rights to future versions of certain software products over the contract period is called software assurance. Software assurance also provides support, tools, and training to help customers deploy and use software efficiently. Under the Open program, customers can acquire licenses only, or licenses with software assurance. They can also renew software assurance upon the expiration of existing volume licensing agreements.

Select Licensing

Designed primarily for medium-to-large organizations (greater than 250 licenses), the Select program allows customers to acquire perpetual licenses and, at the customer's election, software assurance over a specified time period (generally three years or less). Similar to the Open program, the Select program allows customers to acquire licenses only, acquire licenses with software assurance, or renew software assurance upon the expiration of existing volume licensing agreements. Online services are also available for purchase through the Select program, and subscriptions are generally structured with terms between one and three years.

Services Provider Licensing

The Microsoft Services Provider License Agreement ("SPLA") is a program targeted to service providers and Independent Software Vendors ("ISVs") allowing these partners to provide software services and hosted applications to their end customers. Agreements are generally structured with a three-year term, and partners are billed monthly based upon consumption.

Enterprise Agreement Licensing

Enterprise agreements are targeted at medium and large organizations (greater than 250 licenses) that want to acquire licenses to software products, along with software assurance, for all or substantial parts of their enterprise. Enterprises can elect to either acquire perpetual licenses or, under the Enterprise Subscription program, can acquire non-perpetual, subscription agreements for a specified time period (generally three years). Online services are also available for purchase through the Enterprise agreement and subscriptions are generally structured with three year terms.

CUSTOMERS

Our customers include individual consumers, small- and medium-sized organizations, enterprises, governmental institutions, educational institutions, Internet service providers, application developers, and OEMs. Consumers and small- and medium-sized organizations obtain our products primarily through distributors, resellers, and OEMs. No sales to an individual customer accounted for more than 10% of fiscal year 2011, 2010, or 2009 revenue. Our practice is to ship our products promptly upon receipt of purchase orders from customers; consequently, backlog is not significant.

EMPLOYEES

As of June 30, 2011, we employed approximately 90,000 people on a full-time basis, 54,000 in the U.S. and 36,000 internationally. Of the total, 35,000 were in product research and development, 25,000 in sales and marketing, 16,000 in product support and consulting services, 5,000 in manufacturing and distribution, and 9,000 in general and administration. Our success is highly dependent on our ability to attract and retain qualified employees. None of our employees are subject to collective bargaining agreements.

AVAILABLE INFORMATION

Our Internet address is www.microsoft.com. At our Investor Relations Web site, www.microsoft.com/investor, we make available free of charge a variety of information for investors. Our goal is to maintain the Investor Relations Web site as a portal through which investors can easily find or navigate to pertinent information about us, including:

- our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after we electronically file that material with or furnish it to the Securities and Exchange Commission ("SEC");
- information on our business strategies, financial results, and key performance indicators;
- announcements of investor conferences, speeches, and events at which our executives talk about our product, service, and competitive strategies. Archives of these events are also available;
- press releases on quarterly earnings, product and service announcements, legal developments, and international news;
- corporate governance information including our articles, bylaws, governance guidelines, committee charters, codes of conduct and ethics, global corporate citizenship initiatives, and other governance-related policies;
- other news and announcements that we may post from time to time that investors might find useful or interesting; and
- opportunities to sign up for email alerts and RSS feeds to have information pushed in real time.

The information found on our Web site is not part of this or any other report we file with, or furnish to, the SEC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis ("MD&A") is intended to help the reader understand the results of operations and financial condition of Microsoft Corporation. MD&A is provided as a supplement to, and should be read in conjunction with, our financial statements and the accompanying Notes to Financial Statements.

OVERVIEW AND OUTLOOK

Microsoft is a technology leader focused on helping people and businesses throughout the world realize their full potential. We create technology that transforms the way people work, play and communicate across a wide range of computing devices.

We generate revenue by developing, licensing, and supporting a wide range of software products and services, by designing and selling hardware, and by delivering relevant online advertising to a global customer audience. Our most significant expenses are related to compensating employees, designing, manufacturing, marketing and selling our products and services, and income taxes.

Industry Trends

Our industry is dynamic and highly competitive, with frequent changes in both technologies and business models. Each industry shift is an opportunity to conceive new products, new technologies, or new ideas which can further transform the industry and our business. At Microsoft, we push the boundaries of what is possible through a broad set of research and technology innovations that seek to anticipate the changing demands of customers, industry trends, and competitive forces.

Key Opportunities and Investments

Based on our assessment of key technology trends and our broad focus on long-term research and development of new products and services, we see significant opportunities to drive future growth.

Smart connected devices

The price per unit of processing, storage, and networks continues to decline while at the same time devices increase in capability. This ongoing trend is increasing the capabilities of PCs, mobile, and other devices powered by rich software platforms and applications. At the same time, the information and services people use increasingly span multiple devices. User experiences will be transformed by the adoption of cloud computing when brought together with the richness of smart, connected devices. Microsoft is delivering experiences that seamlessly connect PCs and mobile and other devices through the cloud. We are devoting significant resources to consumer cloud offerings like Bing, Windows Live, and Xbox LIVE. Our software and hardware platform investments can be seen in products like Kinect, Windows, Windows Azure, Windows Phone, Windows Server, and Xbox.

Cloud computing transforming the data center and information technology

Cloud-based solutions provide customers with software, services and content over the Internet by way of shared computing resources located in centralized data centers. Computing is undergoing a long-term shift from client/server to the cloud, a shift similar in importance and impact to the transition from mainframe to client/server. The shift to the cloud is driven by three important economies of scale: larger data centers can deploy computational resources at significantly lower cost than smaller ones; larger data centers include diverse customer, geographic, and application demand patterns which improve the utilization of computing, storage, and network resources; and multi-tenancy lowers application maintenance labor costs for large public clouds. As a result of the improved economics, the cloud offers unique levels of elasticity and agility that will enable new solutions and applications. For businesses of all sizes, the cloud creates the opportunity to focus more on innovation while leaving non-differentiating activities to reliable and cost-effective providers. For most businesses, the first step in achieving cloud economics is the adoption of virtualization in their data center. We are devoting significant resources to developing cloud infrastructure, platforms, and applications including offerings such as Microsoft Dynamics Online, Microsoft SQL Azure, Office 365, Windows Azure, Windows Intune, and Windows Server.

Entertainment

The evolution of hardware, software, services, and the cloud are enhancing the delivery and quality of unified entertainment experiences across many devices. These rich media experiences include games, movies, music, television, and social interactions with family, friends, and colleagues. At Microsoft, our approach is to simplify and increase the accessibility of these entertainment experiences to broaden market penetration of our software and services. We invest significant resources in partnerships, content, Windows Phone, Xbox, and Xbox LIVE.

Search

Over the last two decades, web content and social connections have increased dramatically as people spend more time online, while discoverability and accessibility has been transforming from direct navigation and document links. There is significant opportunity to deliver differentiated products that helps users make better decisions and complete tasks more simply when using PC, mobile, and other devices. Our approach is to use machine learning to try to understand user intent, and differentiate our product by focusing on the integration of visual, social, and other elements which simplifies people's interaction with the Internet. We invest significant resources in Bing, SharePoint, Windows, and Windows Phone.

Communications and productivity

Personal and business productivity has been transformed by the ubiquity of computing and software tools. Over the last decade, Microsoft redefined software productivity beyond the rich Office client on the PC. Productivity scenarios now encompass unified communications, business intelligence, collaboration, content management, and relationship management, which are increasingly powered by server-side applications. These server applications can be hosted by the customer, a partner, or by Microsoft in the cloud. There are significant opportunities to provide productivity and communication scenarios across PCs, mobile devices, and other devices that connect to services. We invest significant resources in Dynamics, Exchange, Lync, Office, Office 365, SharePoint, and Windows Live.

Economic Conditions, Challenges and Risks

As discussed above, our industry is dynamic and highly competitive. We must anticipate changes in technology and business models. Our model for growth is based on our ability to initiate and embrace disruptive technology trends, to enter new markets, both in terms of geographies and product areas, and to drive broad adoption of the products and services we develop and market.

At Microsoft, we prioritize our investments among the highest long-term growth opportunities. These investments require significant resources and are multi-year in nature. The products and services we bring to market can be built internally, brought to market as part of a partnership or alliance, or through acquisition.

Our success is highly dependent on our ability to attract and retain qualified employees. We rely on hiring from a mix of university and industry talent worldwide. Microsoft competes for talented individuals worldwide by offering broad customer reach, scale in resources, and competitive compensation.

Demand for our software, services, and hardware has a strong correlation to global macroeconomic factors. The current macroeconomic factors remain dynamic. See a discussion of these factors and other risks under Risk Factors in our fiscal year 2011 Form 10-K.

Seasonality

Our revenue historically has fluctuated quarterly and has generally been the highest in the second quarter of our fiscal year due to corporate calendar year-end spending trends in our major markets and holiday season spending by consumers. Our Entertainment and Devices Division is particularly seasonal as its products are aimed at the consumer market and are in highest demand during the holiday shopping season. Typically, the Entertainment and Devices Division has generated approximately 40% of its yearly segment revenue in our second fiscal quarter. In addition, quarterly revenue may be impacted by the deferral of revenue. See the discussions below regarding sales of earlier versions of the Microsoft Office system with a guarantee to be upgraded to the newest version of the Microsoft Office system at minimal or no cost (the "Office Deferral") and sales of Windows Vista with a guarantee to be upgraded to Windows 7 at minimal or no cost and of Windows 7 to retailers before general availability (the "Windows 7 Deferral").

RESULTS OF OPERATIONS

Summary of Results for Fiscal Years 2011, 2010, and 2009

(In millions, except percentages and per share amounts)	2011	2010	2009	Percentage Change 2011 Versus 2010	Percentage Change 2010 Versus 2009
Revenue	**$ 69,943**	$ 62,484	$ 58,437	12%	7%
Operating income	**$ 27,161**	$ 24,098	$ 20,363	13%	18%
Diluted earnings per share	**$ 2.69**	$ 2.10	$ 1.62	28%	30%

Fiscal year 2011 compared with fiscal year 2010

Revenue increased primarily due to strong sales of the Xbox 360 entertainment platform, the 2010 Microsoft Office system, and Server and Tools products, offset in part by lower Windows revenue. Revenue also increased due to the $254 million Office Deferral in fiscal year 2010 and the subsequent recognition of the Office Deferral during fiscal year 2011. Changes in foreign currency exchange rates had an insignificant impact on revenue.

Operating income increased reflecting the change in revenue, offset in part by higher operating expenses. Key changes in operating expenses were:

- Cost of revenue increased $3.2 billion or 26%, due to higher costs associated with our online offerings, including traffic acquisition costs, and increased volumes of Xbox 360 consoles and Kinect sensors sold.
- Sales and marketing expenses increased $726 million or 5%, primarily reflecting increased advertising and marketing of the Xbox 360 platform, Windows Phone, and Windows and Windows Live, higher headcount-related expenses and increased fees paid to third party enterprise software advisors.
- Research and development expenses increased $329 million or 4%, due mainly to higher headcount-related expenses.
- General and administrative expenses increased $159 million or 4%, due mainly to higher headcount-related expenses and new Puerto Rican excise taxes, partially offset by prior year transition expenses associated with the inception of the Yahoo! Commercial Agreement.

Diluted earnings per share increased reflecting higher revenue, repurchases of common stock, and lower income tax expense, offset in part by higher operating expenses.

Fiscal year 2010 compared with fiscal year 2009

Revenue increased mainly due to strong sales of Windows 7, which was released during fiscal year 2010, and PC market improvement. Operating income increased reflecting the change in revenue, offset in part by higher operating expenses.

- Sales and marketing expenses increased $335 million or 3%, primarily reflecting increased advertising and marketing of Windows 7 and Bing and increased sales force expenses related to Windows 7.

- General and administrative expenses increased $33 million or 1% due mainly to increased legal charges and transition expenses associated with the inception of the Yahoo! Commercial Agreement, offset in part by a reduction in headcount-related expenses.
- Cost of revenue increased $240 million or 2%, primarily reflecting increased online costs and charges resulting from the discontinuation of the KIN phone, offset in part by decreased Xbox 360 console costs and reductions in other costs due to resource management efforts.
- Research and development expenses decreased $296 million or 3%, primarily reflecting a decrease in third-party development and programming costs and increased capitalization of certain software development costs.

Diluted earnings per share increased reflecting increased net income and the repurchase of 380 million shares during fiscal year 2010.

SEGMENT PRODUCT REVENUE/OPERATING INCOME (LOSS)

The revenue and operating income (loss) amounts in this section are presented on a basis consistent with accounting principles generally accepted in the U.S. ("U.S. GAAP") and include certain reconciling items attributable to each of the segments. Segment information appearing in Note 21 – Segment Information and Geographic Data of the Notes to Financial Statements is presented on a basis consistent with our current internal management reporting. Certain corporate-level activity has been excluded from segment operating results and is analyzed separately.

We have recast certain prior period amounts within this MD&A to conform to the way we internally managed and monitored segment performance during the current fiscal year, including moving Microsoft's PC hardware business from Entertainment and Devices Division to Windows & Windows Live Division, Windows Embedded from Entertainment and Devices Division to Server and Tools, and Office for Mac from Entertainment and Devices Division to Microsoft Business Division, as well as implementing intersegment cost allocations between all segments related to the collaborative investment in mobile platform development.

Windows & Windows Live Division

(In millions, except percentages)	2011	2010	2009	Percentage Change 2011 Versus 2010	Percentage Change 2010 Versus 2009
Revenue	**$ 19,024**	$ 19,494	$ 15,847	(2)%	23%
Operating income	**$ 12,281**	$ 13,034	$ 9,790	(6)%	33%

Windows & Windows Live Division ("Windows Division") develops and markets PC operating systems, related software and online services, and PC hardware products. This collection of software, hardware, and services is designed to simplify everyday tasks through efficient browsing capabilities and seamless operations across the user's hardware and software. Windows Division offerings consist of multiple editions of the Windows operating system, software and services through Windows Live, and Microsoft PC hardware products.

Windows Division revenue is largely correlated to the PC market worldwide, as approximately 75% of total Windows Division revenue comes from Windows operating system software purchased by original equipment manufacturers ("OEMs") which they pre-install on equipment they sell. The remaining approximately 25% of Windows Division revenue ("other revenue") is generated by commercial and retail sales of Windows and PC hardware products and online advertising from Windows Live.

Fiscal year 2011 compared with fiscal year 2010

Windows Division revenue reflected relative performance in PC market segments. We estimate that sales of PCs to businesses grew approximately 11% this year and sales of PCs to consumers declined approximately 1%. The decline in consumer PC sales included an approximately 32% decline in the sales of netbooks. Taken together, the total PC market increased an estimated 2% to 4%. Revenue was negatively impacted by the effect of higher growth in emerging markets, where average selling prices are lower, relative to developed markets, and by lower recognition of previously deferred Windows XP revenue. Considering the impact of Windows 7 launch in the prior year, including $273 million of revenue recognized related to the Windows 7 Deferral, we estimate that Windows Division revenue was in line with the PC market.

Windows Division operating income decreased as a result of decreased revenue and higher sales and marketing expenses. Sales and marketing expenses increased $224 million or 8% reflecting increased advertising of Windows and Windows Live.

Fiscal year 2010 compared with fiscal year 2009

Windows Division revenue increased primarily as a result of strong sales of Windows 7 and PC market improvement. We estimate total PC shipments from all sources grew approximately 16% to 18%. OEM revenue increased $2.6 billion or 22%, while OEM license units increased 21%. The OEM revenue increase was driven by PC market growth, higher Windows attach rates across consumer and business segments, the restoration of normal OEM inventory levels, and the mix of versions of Windows licensed, offset in part by PC market changes, including stronger growth of emerging markets versus developed markets and of consumer PCs versus business PCs. Fiscal year 2009 OEM revenue reflects a $273 million Windows 7 Deferral. This amount was subsequently recognized in fiscal year 2010. Other revenue increased $970 million or 26% driven primarily by Windows 7 retail sales.

Windows Division operating income increased as a result of increased revenue, offset in part by higher operating expenses. Sales and marketing expenses increased $258 million or 11% reflecting increased advertising and marketing of Windows 7. Cost of revenue increased $251 million or 14%, primarily driven by traffic acquisition costs and royalties.

Server and Tools

(In millions, except percentages)	2011	2010	2009	Percentage Change 2011 Versus 2010	Percentage Change 2010 Versus 2009
Revenue	**$ 17,096**	$ 15,378	$ 14,601	11%	5%
Operating income	**$ 6,608**	$ 5,539	$ 4,816	19%	15%

Server and Tools develops and markets technology and related services that enable information technology professionals and their systems to be more productive and efficient. Server and Tools product and service offerings include Windows Server, Microsoft SQL Server, Windows Azure, Visual Studio, System Center products, Windows Embedded device platforms, and Enterprise Services. Enterprise Services comprise Premier product support services and Microsoft Consulting Services. We also offer developer tools, training and certification. Approximately 50% of Server and Tools revenue comes primarily from multi-year volume licensing agreements, approximately 30% is purchased through transactional volume licensing programs, retail packaged product and licenses sold to OEMs, and the remainder comes from Enterprise Services.

Fiscal year 2011 compared with fiscal year 2010

Server and Tools revenue increased reflecting growth in both product sales and Enterprise Services. Product revenue increased $1.4 billion or 11%, driven primarily by growth in Windows Server, SQL Server, Enterprise CAL Suites, and Windows Embedded, reflecting continued adoption of Windows platform applications. Enterprise Services revenue grew $337 million or 11%, due to growth in both Premier product support and consulting services.

Server and Tools operating income increased due to revenue growth, offset in part by higher operating expenses. Cost of revenue increased $366 million or 13%, primarily reflecting a $323 million increase in expenses from providing Enterprise Services. Sales and marketing expenses increased $264 million or 6% reflecting increased fees paid to third party enterprise software advisors and increased corporate marketing activities.

Fiscal year 2010 compared with fiscal year 2009

Server and Tools revenue increased mainly reflecting growth in product revenue. Product revenue increased $784 million or 7%, driven primarily by growth in Windows Server, SQL Server and Enterprise CAL Suites revenue, reflecting increased revenue from annuity volume licensing agreements and continued adoption of Windows platform applications, offset in part by a decline in developer tools revenue. Enterprise Services revenue was relatively flat, with growth in Premier product support services nearly offset by decreased consulting services.

Server and Tools operating income increased due mainly to revenue growth, offset in part by increased cost of revenue. Cost of revenue increased $65 million or 2%, reflecting increased headcount-related expenses and hosting costs.

Online Services Division

(In millions, except percentages)	2011	2010	2009	Percentage Change 2011 Versus 2010	Percentage Change 2010 Versus 2009
Revenue	**$ 2,528**	$ 2,201	$ 2,121	15%	4%
Operating loss	**$ (2,557)**	$ (2,337)	$ (1,641)	(9)%	(42)%

Online Services Division ("OSD") develops and markets information and content designed to help people simplify tasks and make more informed decisions online, and that help advertisers connect with audiences. OSD offerings include Bing, MSN, adCenter, and advertiser tools. Bing and MSN generate revenue through the sale of search and display advertising. Search and display advertising generally accounts for nearly all of OSD's annual revenue.

Fiscal year 2011 compared with fiscal year 2010

OSD revenue increased primarily as a result of growth in online advertising revenue. Online advertising revenue grew $358 million or 19% to $2.3 billion, reflecting continued growth in search and display advertising revenue, offset in part by decreased third party advertising revenue. Search revenue grew due to increased volumes reflecting general market growth, relative share gains in the U.S., and our Yahoo! alliance, offset in part by decreased revenue per search primarily related to challenges associated with optimizing the adCenter platform for the new mix and volume of traffic from the combined Yahoo! and Bing properties. As of June 30, 2011, according to third-party sources, Bing organic U.S. market share grew over 31% to approximately 14%, while Bing-powered U.S. market share, including Yahoo! properties, was approximately 27%.

OSD operating loss increased due to higher operating expenses, offset in part by increased revenue. Cost of revenue grew $641 million driven by costs associated with the Yahoo! search agreement and increased traffic acquisition costs. General and administrative expenses decreased $157 million or 60% due mainly to transition expenses in the prior year associated with the inception of the Yahoo! Commercial Agreement. Research and development increased $117 million or 11% due to increased headcount-related costs.

Fiscal year 2010 compared with fiscal year 2009

OSD revenue increased reflecting increased online advertising revenue, offset in part by decreased Access (dial-up internet) revenue. Online advertising revenue increased $146 million or 8% to $1.9 billion, reflecting higher search and display advertising revenue, offset in part by decreased advertiser and publisher tools revenue. Access revenue decreased $57 million or 31%, reflecting continued migration of subscribers to broadband or other competitively-priced service providers.

OSD operating loss increased due to increased operating expenses, offset in part by increased revenue. Cost of revenue increased $567 million, primarily driven by higher online traffic acquisition costs and Yahoo! reimbursement and implementation costs. General and administrative expenses increased $135 million. Sales and marketing expenses increased $51 million or 5% due mainly to increased marketing of Bing, offset in part by decreased headcount-related expenses.

Microsoft Business Division

(In millions, except percentages)	2011	2010	2009	Percentage Change 2011 Versus 2010	Percentage Change 2010 Versus 2009
Revenue	**$ 22,186**	$ 19,076	$ 19,257	16%	(1)%
Operating income	**$ 14,124**	$ 11,504	$ 11,365	23%	1%

Microsoft Business Division ("MBD") develops and markets software and services designed to increase personal, team, and organization productivity. MBD offerings include the Microsoft Office system (comprising mainly Office, SharePoint, Exchange and Lync), which generates over 90% of MBD revenue, and Microsoft Dynamics business solutions. We evaluate MBD results based upon the nature of the end user in two primary parts: business revenue, which includes Microsoft Office system revenue generated through volume licensing agreements and Microsoft Dynamics revenue; and consumer revenue, which includes revenue from retail packaged product sales and OEM revenue.

Fiscal year 2011 compared with fiscal year 2010

MBD revenue increased primarily reflecting sales of the 2010 Microsoft Office system, the $254 million Office Deferral during fiscal year 2010, and the subsequent recognition of the Office Deferral during fiscal year 2011. Business revenue increased $2.0 billion or 13%, reflecting licensing of the 2010 Microsoft Office system to transactional business customers, growth in multi-year volume licensing revenue, and a 10% increase in Microsoft Dynamics revenue. Consumer revenue increased $1.1 billion or 33%, approximately half of which was attributable to the launch of Office 2010 and half of which was attributable to the Office Deferral during fiscal year 2010 and subsequent recognition of the Office Deferral during fiscal year 2011. Excluding the impact associated with the Office Deferral, consumer revenue increased $620 million or 17% due to sales of the 2010 Microsoft Office system.

MBD operating income increased due mainly to revenue growth, offset in part by higher operating expenses. Cost of revenue increased $335 million or 26%, primarily driven by higher online costs and services. Sales and marketing expenses increased $97 million or 2%, primarily driven by an increase in corporate and cross-platform marketing activities. Research and development costs increased $79 million or 4%, primarily as a result of capitalization of certain Microsoft Office system software development costs in the prior year.

Fiscal year 2010 compared with fiscal year 2009

MBD revenue decreased primarily as a result of the net deferral of $254 million of revenue related to the Office 2010 Deferral. Consumer revenue decreased $142 million or 4%, primarily due to the Office 2010 Deferral, offset in part by growth in the PC market and sales of the 2010 Microsoft Office system, which was launched during the fourth quarter of fiscal year 2010. Business revenue decreased $39 million, primarily reflecting a decline in licensing of the 2007 Microsoft Office system to transactional business customers, offset in part by growth in multi-year volume licensing agreement revenue and licensing of the 2010 Microsoft Office system to transactional business customers. Microsoft Dynamics revenue was flat.

MBD operating income increased due mainly to decreased operating expenses, offset in part by decreased revenue. Sales and marketing expenses decreased $203 million or 5%, primarily driven by a decrease in corporate marketing activities. Research and development expenses decreased $202 million or 9%, primarily as a result of capitalization of certain Microsoft Office system software development costs and lower headcount-related expenses. General and administrative expenses decreased $50 million or 17% primarily due to expenses in the prior year associated with the acquisition of Fast Search & Transfer ASA ("FAST") and lower headcount-related expenses. These decreases were offset in part by a $135 million or 12% increase in cost of revenue, primarily driven by increased traffic acquisition costs and increased costs of providing services.

Entertainment and Devices Division

(In millions, except percentages)	2011	2010	2009	Percentage Change 2011 Versus 2010	Percentage Change 2010 Versus 2009
Revenue	**$ 8,913**	$ 6,168	$ 6,416	45%	(4)%
Operating income	**$ 1,324**	$ 618	$ 351	114%	76%

Entertainment and Devices Division ("EDD") develops and markets products and services designed to entertain and connect people. EDD offerings include the Xbox 360 entertainment platform (which includes the Xbox 360 gaming and entertainment console, Kinect for Xbox 360, Xbox 360 video games, Xbox LIVE, and Xbox 360 accessories), Mediaroom (our Internet protocol television software), and Windows Phone. In November 2010, we released Kinect for Xbox 360 and the latest version of Windows Phone.

Fiscal year 2011 compared with fiscal year 2010

EDD revenue increased primarily reflecting higher Xbox 360 platform revenue. Xbox 360 platform revenue grew $2.7 billion or 48%, led by increased volumes of Xbox 360 consoles, sales of Kinect sensors, and higher Xbox LIVE revenue. We shipped 13.7 million Xbox 360 consoles during fiscal year 2011, compared with 10.3 million Xbox 360 consoles during fiscal year 2010.

EDD operating income increased primarily reflecting revenue growth, offset in part by higher cost of revenue. Cost of revenue increased $1.8 billion or 49% primarily reflecting higher volumes of Xbox 360 consoles and Kinect sensors sold, and increased royalty costs resulting from increased sales of Xbox LIVE digital content. Research and development expenses increased $119 million or 12%, primarily reflecting higher headcount-related costs. Sales and marketing expenses grew $90 million or 12% primarily reflecting increased Xbox 360 platform marketing activities.

Fiscal year 2010 compared with fiscal year 2009

EDD revenue decreased reflecting decreased revenue from Xbox 360 platform and PC games. Xbox 360 platform and PC game revenue decreased $12 million, primarily reflecting a reduction in Xbox 360 consoles sold and revenue per console, offset in part by increased Xbox LIVE revenue. We shipped 10.3 million Xbox 360 consoles during fiscal year 2010, compared with 11.2 million Xbox 360 consoles during fiscal year 2009. Non-gaming revenue decreased $197 million or 25% primarily reflecting decreased Zune and Windows Phone revenue.

EDD operating income increased due to reduced operating expenses. Cost of revenue decreased $496 million or 12%, primarily due to lower Xbox 360 console costs, offset in part by increased royalty costs resulting from increased Xbox LIVE digital marketplace third-party content sales and charges resulting from the discontinuation of the KIN phone. Sales and marketing costs decreased $75 million or 9%, primarily due to decreased Xbox 360 platform marketing activities. Research and development expenses increased $54 million or 6%, primarily reflecting increased headcount-related expenses, offset in part by decreased third-party development and programming costs.

Corporate-Level Activity

(In millions, except percentages)	2011	2010	2009	Percentage Change 2011 Versus 2010	Percentage Change 2010 Versus 2009
Corporate-level activity	**$ (4,619)**	$ (4,260)	$ (4,318)	(8)%	1%

Certain corporate-level activity is not allocated to our segments, including costs of: broad-based sales and marketing; product support services; human resources; legal; finance; information technology; corporate development and procurement activities; research and development; and legal settlements and contingencies.

Fiscal year 2011 compared with fiscal year 2010

Corporate-level expenses increased due mainly to new Puerto Rican excise taxes, certain revenue related sales and marketing expenses, and increased headcount-related expenses. These increases were offset in part by lower legal charges, which were $332 million in fiscal year 2011 compared to $533 million in fiscal year 2010.

Fiscal year 2010 compared with fiscal year 2009

Corporate-level expenses decreased due mainly to employee severance charges of $330 million incurred in the prior year, decreased partner payments, and reductions in other costs due to resource management efforts. These decreases in expenses were offset in part by an increase in legal charges and costs associated with broad-based sales and marketing activities. Legal charges were approximately $533 million compared to $283 million in the prior year.

OPERATING EXPENSES

Cost of Revenue

(In millions, except percentages)	2011	2010	2009	Percentage Change 2011 Versus 2010	Percentage Change 2010 Versus 2009
Cost of revenue	**$ 15,577**	$ 12,395	$ 12,155	26%	2%
As a percent of revenue	**22%**	20%	21%	2ppt	(1)ppt

Cost of revenue includes: manufacturing and distribution costs for products sold and programs licensed; operating costs related to product support service centers and product distribution centers; costs incurred to include software on PCs sold by OEMs, to drive traffic to our Web sites, and to acquire online advertising space ("traffic acquisition costs"); costs incurred to support and maintain Internet-based products and services, including royalties; warranty costs; inventory valuation adjustments; costs associated with the delivery of consulting services; and the amortization of capitalized research and development costs.

Fiscal year 2011 compared with fiscal year 2010

Cost of revenue increased primarily due to increased volumes of Xbox 360 consoles and Kinect sensors sold, higher costs associated with our online offerings, including traffic acquisition costs, and higher expenses from providing Enterprise Services, as well as royalty costs relating to Xbox LIVE digital content sold.

Fiscal year 2010 compared with fiscal year 2009

Cost of revenue increased reflecting higher online costs, mainly Yahoo! reimbursement and implementation costs and traffic acquisition costs, as well as increased royalty costs resulting from increased Xbox LIVE digital marketplace third-party content sales and charges resulting from the discontinuation of the KIN phone. For the current fiscal year, these costs were offset in part by lower Xbox 360 console costs and reductions in other costs due to resource management efforts.

Research and Development

(In millions, except percentages)	2011	2010	2009	Percentage Change 2011 Versus 2010	Percentage Change 2010 Versus 2009
Research and development	**$ 9,043**	$ 8,714	$ 9,010	4%	(3)%
As a percent of revenue	**13%**	14%	15%	(1)ppt	(1)ppt

Research and development expenses include payroll, employee benefits, stock-based compensation expense, and other headcount-related expenses associated with product development. Research and development expenses also include third-party development and programming costs, localization costs incurred to translate software for international markets, and the amortization of purchased software code and services content.

Fiscal year 2011 compared with fiscal year 2010

Research and development expenses increased primarily due to a 5% increase in headcount-related expenses and the capitalization of certain software development costs in the prior year.

Fiscal year 2010 compared with fiscal year 2009

Research and development expenses decreased, primarily reflecting decreased third-party development and programming costs and the capitalization of certain Microsoft Office system software development costs. These decreases were offset in part by the capitalization of certain software and development costs related to Windows 7 product development in the prior year.

Sales and Marketing

(In millions, except percentages)	2011	2010	2009	Percentage Change 2011 Versus 2010	Percentage Change 2010 Versus 2009
Sales and marketing	**$ 13,940**	$ 13,214	$ 12,879	5%	3%
As a percent of revenue	**20%**	21%	22%	(1)ppt	(1)ppt

Sales and marketing expenses include payroll, employee benefits, stock-based compensation expense, and other headcount-related expenses associated with sales and marketing personnel and the costs of advertising, promotions, trade shows, seminars, and other programs.

Fiscal year 2011 compared with fiscal year 2010

Sales and marketing expenses increased primarily as a result of increased advertising and marketing of the Xbox 360 platform, Windows Phone, and Windows and Windows Live, a 5% increase in headcount-related expenses, and increased fees paid to third party enterprise software advisors.

Fiscal year 2010 compared with fiscal year 2009

Sales and marketing expenses increased, primarily reflecting increased advertising and marketing of Windows 7 and Bing and increased sales force expenses related to Windows 7.

General and Administrative

(In millions, except percentages)	2011	2010	2009	Percentage Change 2011 Versus 2010	Percentage Change 2010 Versus 2009
General and administrative	**$ 4,222**	$ 4,063	$ 4,030	4%	1%
As a percent of revenue	**6%**	7%	7%	(1)ppt	0ppt

General and administrative expenses include payroll, employee benefits, stock-based compensation expense, severance expense, and other headcount-related expenses associated with finance, legal, facilities, certain human resources and other administrative personnel, certain taxes, and legal and other administrative fees.

Fiscal year 2011 compared with fiscal year 2010

General and administrative expenses increased primarily due to a 12% increase in headcount-related expenses and new Puerto Rican excise taxes, partially offset by prior year transition expenses associated with the inception of the Yahoo! Commercial Agreement.

Fiscal year 2010 compared with fiscal year 2009

General and administrative expenses increased due to increased legal charges, as discussed above within Corporate-Level Activity, and transition expenses associated with the inception of the Yahoo! Commercial Agreement. These increases were offset in part by a 6% reduction in headcount-related expenses and lower severance costs. During fiscal years 2010 and 2009, general and administrative expenses included employee severance expense of $59 million and $330 million, respectively, associated with a resource management program that was announced in January 2009 and completed in fiscal year 2010.

OTHER INCOME (EXPENSE) AND INCOME TAXES

Other Income (Expense)

The components of other income (expense) were as follows:

(In millions)

Year Ended June 30,	**2011**	**2010**	**2009**
Dividends and interest income	**$ 900**	$ 843	$ 744
Interest expense	**(295)**	(151)	(38)
Net recognized gains (losses) on investments	**439**	348	(125)
Net losses on derivatives	**(77)**	(140)	(558)
Net gains (losses) on foreign currency remeasurements	**(26)**	1	(509)
Other	**(31)**	14	(56)
Total	**$ 910**	$ 915	$ (542)

We use derivative instruments to manage risks related to foreign currencies, equity prices, interest rates, and credit; to enhance investment returns; and to facilitate portfolio diversification. Gains and losses from changes in fair values of derivatives that are not designated as hedges are recognized in other income (expense). These are generally offset by unrealized gains and losses in the underlying securities in the investment portfolio and are recorded as a component of other comprehensive income.

Fiscal year 2011 compared with fiscal year 2010

Dividends and interest income increased due to higher average portfolio investment balances, offset in part by lower yields on our fixed-income investments. Interest expense increased due to our increased issuance of debt. Net recognized gains on investments increased due primarily to higher gains on sales of equity securities, offset in part by fewer gains on sales of fixed-income securities. Derivative losses decreased due primarily to higher gains on commodity derivatives offset in part by higher losses on currency contracts used to hedge foreign currency revenue.

Fiscal year 2010 compared with fiscal year 2009

Dividends and interest income increased primarily due to higher average portfolio investment balances, offset in part by lower yields on our fixed-income investments. Interest expense increased due to our issuance of long term debt in May 2009. Net recognized gains on investments increased primarily due to lower other-than-temporary impairments, offset in part by lower gains on sales of investments in the current period. Other-than-temporary impairments were $69 million during fiscal year 2010, as compared with $862 million during fiscal year 2009 and decreased primarily due to improvements in market conditions. Net losses on derivatives decreased due to gains on equity and interest rate derivatives as compared to losses in the prior period and lower losses on commodity and foreign currency contracts in the current period. Net gains from foreign currency remeasurements were insignificant in fiscal year 2010 compared to net losses of $509 million in the prior year, which had resulted from the strengthening of the U.S. dollar in the prior year. For fiscal year 2010, other includes a gain on the divestiture of Razorfish.

Income Taxes

Fiscal year 2011 compared with fiscal year 2010

Our effective tax rates for fiscal years 2011 and 2010 were approximately 18% and 25%, respectively. Our effective tax rate was lower than the U.S. federal statutory rate and our prior year effective rate primarily due to a higher mix of earnings taxed at lower rates in foreign jurisdictions resulting from producing and distributing our products and services through our foreign regional operations centers in Ireland, Singapore, and Puerto Rico, which are subject to lower income tax rates. In fiscal years 2011 and 2010, our U.S. income before income taxes was $8.9 billion and $9.6 billion, respectively, and comprised 32% and 38%, respectively, of our income before income taxes. In fiscal years 2011 and 2010, the foreign income before income taxes was $19.2 billion and $15.4 billion, respectively, and comprised 68% and 62%, respectively, of our income before income taxes. In fiscal years 2011 and 2010, the reduction of the U.S. federal statutory rate as a result of foreign earnings taxed at lower rates was 16% and 12%, respectively.

In addition, our effective tax rate was lower than in the prior year due to a partial settlement with the I.R.S. in the third quarter of fiscal year 2011 relating to the audit of tax years 2004 to 2006. This partial settlement reduced our income tax expense for fiscal year 2011 by $461 million.

Tax contingencies and other tax liabilities were $7.4 billion and $6.9 billion as of June 30, 2011 and 2010, respectively, and are included in other long-term liabilities. We have not provided deferred U.S. income taxes or foreign withholding taxes on temporary differences of approximately $44.8 billion resulting from earnings for certain non-U.S. subsidiaries because they are permanently reinvested outside the U.S. The unrecognized deferred tax liability associated with these temporary differences was approximately $14.2 billion as of June 30, 2011.

While we settled a portion of the I.R.S. audit for tax years 2004 to 2006 during the third quarter of fiscal year 2011, we remain under audit for these years. During the fourth quarter of fiscal year 2011, the I.R.S. completed its examination and issued a Revenue Agent's Report ("RAR") for the remaining unresolved items. We do not agree with the adjustments in the RAR, and we have filed a protest to initiate the administrative appeals process. The proposed adjustments are primarily related to transfer pricing and could have a significant impact on our financial statements if not resolved favorably; however, we believe our existing reserves are adequate. We do not believe it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months, as we do not believe the appeals process will be concluded within the next 12 months. We also continue to be subject to examination by the I.R.S. for tax years 2007 to 2010.

Fiscal year 2010 compared with fiscal year 2009

Our effective tax rates in fiscal years 2010 and 2009 were approximately 25% and 27%, respectively. In fiscal years 2010 and 2009, the reduction to the U.S. federal statutory rate as a result of foreign earnings taxed at lower rates was 12% and 9%, respectively, reflecting the mix of U.S. and international income before income taxes and the impact of changes in unrecognized tax benefits related to international income. In fiscal years 2010 and 2009, foreign income before income taxes was $15.4 billion and $14.3 billion, respectively.

FINANCIAL CONDITION

Cash, Cash Equivalents, and Investments

Cash, cash equivalents, and short-term investments totaled $52.8 billion as of June 30, 2011, compared with $36.8 billion as of June 30, 2010. Equity and other investments were $10.9 billion as of June 30, 2011, compared with $7.8 billion as of June 30, 2010. Our short-term investments are primarily to facilitate liquidity and for capital preservation. They consist predominantly of highly liquid investment-grade fixed-income securities, diversified among industries and individual issuers. The investments are predominantly U.S. dollar-denominated securities, but also include foreign currency-denominated securities in order to diversify risk. Our fixed-income investments are exposed to interest rate risk and credit risk. The credit risk and average maturity of our fixed-income portfolio are managed to achieve economic returns that correlate to certain fixed-income indices. The settlement risk related to these investments is insignificant given that the short-term investments held are primarily highly liquid investment-grade fixed-income securities. While we own certain mortgage-backed and asset-backed fixed-income securities, our portfolio as of June 30, 2011 does not contain direct exposure to subprime mortgages or structured vehicles that derive their value from subprime collateral. The majority of our mortgage-backed securities are collateralized by prime residential mortgages and carry a 100% principal and interest guarantee, primarily from Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, and Government National Mortgage Association.

Of the cash, cash equivalents, and short-term investments at June 30, 2011, approximately $45 billion was held by our foreign subsidiaries and were subject to material repatriation tax effects. The amount of cash and investments held by foreign subsidiaries subject to other restrictions on the free flow of funds (primarily currency and other local regulatory) was approximately $379 million. As of June 30, 2011, approximately 68% of the short-term investments held by our foreign subsidiaries were invested in U.S. government and agency securities, approximately 12% were invested in corporate notes and bonds of U.S. companies, and 5% were invested in U.S. mortgage-backed securities, all of which are denominated in U.S. dollars.

Securities lending

We lend certain fixed-income and equity securities to increase investment returns. The loaned securities continue to be carried as investments on our balance sheet. Cash and/or security interests are received as collateral for the loaned securities with the amount determined based upon the underlying security lent and the creditworthiness of the borrower. Cash received is recorded as an asset with a corresponding liability. Our securities lending payable balance was $1.2 billion as of June 30, 2011. Our average and maximum securities lending payable balances for the fiscal year were $1.6 billion and $3.3 billion, respectively. Intra-year variances in the amount of securities loaned are mainly due to fluctuations in the demand for the securities.

Valuation

In general, and where applicable, we use quoted prices in active markets for identical assets or liabilities to determine the fair value of our financial instruments. This pricing methodology applies to our Level 1 investments, such as exchange-traded mutual funds, domestic and international equities, and U.S. treasuries. If quoted prices in active markets for identical assets or liabilities are not available to determine fair value, then we use quoted prices for similar assets and liabilities or inputs other than the quoted prices that are observable either directly or indirectly. This pricing methodology applies to our Level 2 investments such as corporate notes and bonds, foreign government bonds, mortgage-backed securities, and agency securities. Level 3 investments are valued using internally developed models with unobservable inputs. Assets and liabilities measured using unobservable inputs are an immaterial portion of our portfolio.

A majority of our investments are priced by pricing vendors and are generally Level 1 or Level 2 investments as these vendors either provide a quoted market price in an active market or use observable inputs for their pricing without applying significant adjustments. Broker pricing is used mainly when a quoted price is not available, the investment is not priced by our pricing vendors, or when a broker price is more reflective of fair values in the market in which the investment trades. Our broker-priced investments are generally labeled as Level 2 investments because the broker prices these investments based on similar assets without applying significant adjustments. In addition, all of our broker-priced investments have a sufficient level of trading volume to demonstrate that the fair values used are appropriate for these investments. Our fair value processes include controls that are designed to ensure appropriate fair values are recorded. These controls include model validation, review of key model inputs, analysis of period-over-period fluctuations, and independent recalculation of prices where appropriate.

Cash Flows

Fiscal year 2011 compared with fiscal year 2010

Cash flows from operations increased $2.9 billion during the current fiscal year to $27.0 billion due mainly to increased revenue and cash collections from customers. Cash used in financing decreased $4.9 billion to $8.4 billion due mainly to a $5.8 billion increase in proceeds from issuance of debt, net of repayments, offset in part by a $602 million increase in cash paid for dividends. Cash used in investing increased $3.3 billion to $14.6 billion due to a $5.8 billion increase in purchases of investments, offset in part by a $2.5 billion increase in cash from securities lending.

Fiscal year 2010 compared with fiscal year 2009

Cash flow from operations increased $5.0 billion, primarily due to payment of $4.1 billion to the Internal Revenue Service in the prior year as a result of our settlement of the 2000-2003 audit examination along with increased cash received from customers in the current year. Cash used for financing increased $5.8 billion, primarily due to a $5.6 billion decrease in net cash proceeds from issuance and repayments of short-term and long-term debt. Financing activities also included a $1.9 billion increase in cash used for common stock repurchases, which was offset in part by a $1.7 billion increase in cash received from common stock issued. Cash used for investing decreased $4.5 billion due to a $3.3 billion decrease in cash used for combined investment purchases, sales, and maturities along with a $1.1 billion decrease in additions to property and equipment.

Debt

Short-term debt

During fiscal year 2011, we repaid $1.0 billion of commercial paper, leaving zero outstanding.

On November 5, 2010, our $1.0 billion 364-day credit facility expired. This facility served as a back-up for our commercial paper program. No amounts were drawn against the credit facility during any of the periods presented.

Long-term debt

We issued debt during the periods presented to take advantage of favorable pricing and liquidity in the debt markets, reflecting our superior credit rating and the low interest rate environment. The proceeds of these issuances were used to partially fund discretionary business acquisitions and share repurchases.

As of June 30, 2011, the total carrying value and estimated fair value of our long-term debt, including convertible debt, were $11.9 billion and $12.1 billion, respectively. This is compared to a carrying value and estimated fair value of $4.9 billion and $5.2 billion, respectively, as of June 30, 2010. The estimated fair value is based on quoted prices for our publicly-traded debt as of June 30, 2011 and 2010, as applicable.

The components of long-term debt, the associated interest rates, and the semi-annual interest record and payment dates were as follows as of June 30, 2011:

Due Date	Face Value	Stated Interest Rate	Effective Interest Rate	Interest Record Date	Interest Pay Date	Interest Record Date	Interest Pay Date
	(In millions)						
Notes							
September 27, 2013	$ 1,000	0.875%	1.000%	March 15	March 27	September 15	September 27
June 1, 2014	2,000	2.950%	3.049%	May 15	June 1	November 15	December 1
September 25, 2015	1,750	1.625%	1.795%	March 15	March 25	September 15	September 25
February 8, 2016	750	2.500%	2.642%	February 1	February 8	August 1	August 8
June 1, 2019	1,000	4.200%	4.379%	May 15	June 1	November 15	December 1
October 1, 2020	1,000	3.000%	3.137%	March 15	April 1	September 15	October 1
February 8, 2021	500	4.000%	4.082%	February 1	February 8	August 1	August 8
June 1, 2039	750	5.200%	5.240%	May 15	June 1	November 15	December 1
October 1, 2040	1,000	4.500%	4.567%	March 15	April 1	September 15	October 1
February 8, 2041	1,000	5.300%	5.361%	February 1	February 8	August 1	August 8
Total	10,750						
Convertible Debt							
June 15, 2013	1,250	0.000%	1.849%				
Total unamortized discount	(79)						
Total	$ 11,921						

Notes

The Notes are senior unsecured obligations and rank equally with our other unsecured and unsubordinated debt outstanding.

Convertible Debt

In June 2010, we issued $1.25 billion of zero coupon convertible unsecured debt due on June 15, 2013 in a private placement offering. Proceeds from the offering were $1.24 billion, net of fees and expenses, which were capitalized. Each $1,000 principal amount of notes is convertible into 29.94 shares of Microsoft common stock at a conversion price of $33.40 per share. As of June 30, 2011, the net carrying amount of our convertible debt was $1.2 billion and the unamortized discount was $38 million.

Prior to March 15, 2013, the notes will be convertible, only in certain circumstances, into cash and, if applicable, cash, shares of Microsoft's common stock, or a combination thereof, at our election. On or after March 15, 2013, the notes will be convertible at any time. Upon conversion, we will pay cash up to the aggregate principal amount of the notes and pay or deliver cash, shares of our common stock, or a combination of cash and shares of our common stock, at our election.

Because the convertible debt may be wholly or partially settled in cash, we are required to separately account for the liability and equity components of the notes in a manner that reflects our nonconvertible debt borrowing rate when interest costs are recognized in subsequent periods. The net proceeds of $1.24 billion were allocated between debt for $1.18 billion and stockholders' equity for $58 million with the portion in stockholders' equity representing the fair value of the option to convert the debt.

In connection with the issuance of the notes, we entered into capped call transactions with certain option counterparties who are initial purchasers of the notes or their affiliates. The capped call transactions are expected to reduce potential dilution of earnings per share upon conversion of the notes. Under the capped call transactions, we purchased from the option counterparties capped call options that in the aggregate relate to the total number of shares of our common stock underlying the notes, with a strike price equal to the conversion price of the notes and with a cap price equal to $37.16. The purchased capped calls were valued at $40 million and recorded to stockholders' equity.

Unearned Revenue

Unearned revenue at June 30, 2011 comprised mainly unearned revenue from volume licensing programs. Unearned revenue from volume licensing programs represents customer billings for multi-year licensing arrangements paid for either at inception of the agreement or annually at the beginning of each billing coverage period and accounted for as subscriptions with revenue recognized ratably over the billing coverage period. Unearned revenue at June 30, 2011 also included payments for: post-delivery support and consulting services to be performed in the future; Xbox LIVE subscriptions and prepaid points; Microsoft Dynamics business solutions products; OEM minimum commitments; unspecified upgrades/enhancements of Windows Phone and Microsoft Internet Explorer on a when-and-if-available basis for Windows XP; and other offerings for which we have been paid in advance and earn the revenue when we provide the service or software, or otherwise meet the revenue recognition criteria.

The following table outlines the expected future recognition of unearned revenue as of June 30, 2011:

(In millions)	
Three Months Ending,	
September 30, 2011	$ 5,979
December 31, 2011	4,914
March 31, 2012	3,207
June 30, 2012	1,622
Thereafter	1,398
Total	$ 17,120

Share Repurchases

On September 22, 2008, we announced the completion of the two repurchase programs approved by our Board of Directors during the first quarter of fiscal year 2007 (the "2007 Programs") to buy back up to $40.0 billion of Microsoft common stock. On September 22, 2008, we also announced that our Board of Directors approved a new share repurchase program authorizing up to $40.0 billion in share repurchases with an expiration date of September 30, 2013 (the "2008 Program"). As of June 30, 2011, approximately $12.2 billion remained of the $40.0 billion approved repurchase amount. The repurchase program may be suspended or discontinued at any time without notice.

During the periods reported, we repurchased with cash resources: 447 million shares for $11.5 billion during fiscal year 2011; 380 million shares for $10.8 billion during fiscal year 2010; and 318 million shares for $8.2 billion during fiscal year 2009. All shares repurchased in fiscal years 2011 and 2010 were repurchased under the 2008 Program. Of the shares repurchased in fiscal year 2009, 101 million shares were repurchased for $2.7 billion under the 2007 Programs, while the remainder was repurchased under the 2008 Program.

Dividends

During fiscal years 2011 and 2010, our Board of Directors declared the following dividends:

Declaration Date	Dividend Per Share	Record Date	Total Amount	Payment Date
			(In millions)	
Fiscal Year 2011				
September 21, 2010	**$ 0.16**	**November 18, 2010**	**$ 1,363**	**December 9, 2010**
December 15, 2010	**$ 0.16**	**February 17, 2011**	**$ 1,349**	**March 10, 2011**
March 14, 2011	**$ 0.16**	**May 19, 2011**	**$ 1,350**	**June 9, 2011**
June 15, 2011	**$ 0.16**	**August 18, 2011**	**$ 1,340**	**September 8, 2011**
Fiscal Year 2010				
September 18, 2009	$ 0.13	November 19, 2009	$ 1,152	December 10, 2009
December 9, 2009	$ 0.13	February 18, 2010	$ 1,139	March 11, 2010
March 8, 2010	$ 0.13	May 20, 2010	$ 1,130	June 10, 2010
June 16, 2010	$ 0.13	August 19, 2010	$ 1,118	September 9, 2010

Off-Balance Sheet Arrangements

We provide indemnifications of varying scope and size to certain customers against claims of intellectual property infringement made by third parties arising from the use of our products and certain other matters. In evaluating estimated losses on these indemnifications, we consider factors such as the degree of probability of an unfavorable outcome and our ability to make a reasonable estimate of the amount of loss. To date, we have not encountered significant costs as a result of these obligations and have not accrued in our financial statements any liabilities related to these indemnifications.

Contractual Obligations

The following table summarizes the payments due by fiscal year for our outstanding contractual obligations as of June 30, 2011.

(In millions)	2012	2013-2015	2016-2018	2019 and Thereafter	Total
Long-term debt: (a)					
Principal payments	$ 0	$ 4,250	$ 2,500	$ 5,250	$ 12,000
Interest payments	344	959	720	3,228	5,251
Construction commitments (b)	263	0	0	0	263
Operating leases (c)	481	964	380	127	1,952
Purchase commitments (d)	5,580	355	0	0	5,935
Other long-term liabilities (e)	0	92	22	22	136
Total contractual obligations	$ 6,668	$ 6,620	$ 3,622	$ 8,627	$ 25,537

(a) *See Note 12 – Debt of the Notes to Financial Statements*

(b) *These amounts represent commitments for the construction of buildings, building improvements and leasehold improvements.*

(c) *These amounts represent undiscounted future minimum rental commitments under noncancellable facilities leases.*

(d) *These amounts represent purchase commitments, including all open purchase orders and all contracts that are take-or-pay contracts that are not presented as construction commitments above.*

(e) *We have excluded long-term tax contingencies, other tax liabilities, and deferred income taxes of $8.8 billion and other long-term contingent liabilities of $276 million (related to the antitrust and unfair competition class action lawsuits) from the amounts presented, as the amounts that will be settled in cash are not known and the timing of any payments is uncertain. We have also excluded unearned revenue of $1.4 billion and non-cash items of $279 million.*

Other Planned Uses of Capital

We will continue to invest in sales, marketing, product support infrastructure, and existing and advanced areas of technology. Additions to property and equipment will continue, including new facilities, data centers, and computer systems for research and development, sales and marketing, support, and administrative staff. We have operating leases for most U.S. and international sales and support offices and certain equipment. We have not engaged in any related party transactions or arrangements with unconsolidated entities or other persons that are reasonably likely to materially affect liquidity or the availability of capital resources.

Definitive Agreement with Skype

On May 10, 2011, we announced that we had entered into a definitive agreement with Skype Global S.à.r.l. ("Skype") under which we would acquire Skype, a leading internet communications company, for $8.5 billion in cash. We anticipate the acquisition will extend Skype's brand and reach of its network platform, while enhancing our existing portfolio of real-time communications products and services. The acquisition is subject to regulatory approvals and other customary closing conditions. We obtained regulatory approval in the U.S. and expect to obtain all remaining required regulatory approvals during calendar year 2011.

Liquidity

We earn a significant amount of our operating income outside the U.S., which is deemed to be permanently reinvested in foreign jurisdictions. As a result, as discussed above under Cash, Cash Equivalents, and Investments, the majority of our cash, cash equivalents, and short-term investments are held by foreign subsidiaries. We currently do not intend nor foresee a need to repatriate these funds. We expect existing domestic cash, cash equivalents, short-term investments, and cash flows from operations to continue to be sufficient to fund our domestic operating activities and cash commitments for investing and financing activities, such as regular quarterly dividends, debt repayment schedules, and material capital expenditures, for at least the next 12 months and thereafter for the foreseeable future. In addition, we expect existing foreign cash, cash equivalents, short-term investments, and cash flows from operations to continue to be sufficient to fund our foreign operating activities and cash commitments for investing activities, such as material capital expenditures, for at least the next 12 months and thereafter for the foreseeable future.

Should we require more capital in the U.S. than is generated by our operations domestically, for example to fund significant discretionary activities, such as acquisitions of businesses and share repurchases, we could elect to repatriate future earnings from foreign jurisdictions or raise capital in the U.S. through debt or equity issuances. These alternatives could result in higher effective tax rates, increased interest expense, or other dilution of our earnings. We have borrowed funds domestically and continue to have the ability to borrow funds domestically at reasonable interest rates.

As a result of the special dividend paid in the second quarter of fiscal year 2005 and shares repurchased, our retained deficit, including accumulated other comprehensive income, was $6.3 billion at June 30, 2011. Our retained deficit is not expected to affect our future ability to operate, pay dividends, or repay our debt given our continuing profitability and strong financial position.

RECENTLY ISSUED ACCOUNTING STANDARDS

Recently Adopted Accounting Pronouncements

On July 1, 2010, we adopted guidance issued by the Financial Accounting Standards Board ("FASB") on revenue recognition. Under the new guidance on arrangements that include software elements, tangible products that have software components that are essential to the functionality of the tangible product are no longer within the scope of the software revenue recognition guidance, and software-enabled products are now subject to other relevant revenue recognition guidance. Additionally, the FASB issued guidance on revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance. Under the new guidance, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The new guidance includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. Adoption of the new guidance did not have a material impact on our financial statements.

On July 1, 2010, we adopted new guidance issued by the FASB on the consolidation of variable interest entities. The new guidance requires revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests. Adoption of the new guidance did not have a material impact on our financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In June 2011, the FASB issued guidance on presentation of comprehensive income. The new guidance eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. Instead, an entity will be required to present either a continuous statement of net income and other comprehensive income or in two separate but consecutive statements. The new guidance will be effective for us beginning July 1, 2012 and will have presentation changes only.

In May 2011, the FASB issued guidance to amend the accounting and disclosure requirements on fair value measurements. The new guidance limits the highest-and-best-use measure to nonfinancial assets, permits certain financial assets and liabilities with offsetting positions in market or counterparty credit risks to be measured at a net basis, and provides guidance on the applicability of premiums and discounts. Additionally, the new guidance expands the disclosures on Level 3 inputs by requiring quantitative disclosure of the unobservable inputs and assumptions, as well as description of the valuation processes and the sensitivity of the fair value to changes in unobservable inputs. The new guidance will be effective for us beginning January 1, 2012. Other than requiring additional disclosures, we do not anticipate material impacts on our financial statements upon adoption.

In January 2010, the FASB issued guidance to amend the disclosure requirements related to fair value measurements. The guidance requires the disclosure of roll forward activities on purchases, sales, issuance, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). The guidance will become effective for us with the reporting period beginning July 1, 2011. Other than requiring additional disclosures, the adoption of this new guidance will not have a material impact on our financial statements.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Our financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management's application of accounting policies. Critical accounting policies for us include revenue recognition, impairment of investment securities, goodwill, research and development costs, contingencies, income taxes, and stock-based compensation.

Revenue Recognition

Software revenue recognition requires judgment, including whether a software arrangement includes multiple elements, and if so, whether vendor-specific objective evidence ("VSOE") of fair value exists for those elements. A portion of revenue may be recorded as unearned due to undelivered elements. Changes to the elements in a software arrangement, the ability to identify VSOE for those elements, and the fair value of the respective elements could materially impact the amount of earned and unearned revenue. Judgment is also required to assess whether future releases of certain software represent new products or upgrades and enhancements to existing products.

Impairment of Investment Securities

Investments are reviewed quarterly for indicators of other-than-temporary impairment. This determination requires significant judgment. In making this judgment, we employ a systematic methodology quarterly that considers available quantitative and qualitative evidence in evaluating potential impairment of our investments. If the cost of an investment exceeds its fair value, we evaluate, among other factors, general market conditions, credit quality of debt instrument issuers, the duration and extent to which the fair value is less than cost, and for equity securities, our intent and ability to hold, or plans to sell, the investment. For fixed-income securities, we also evaluate whether we have plans to sell the security or it is more likely than not that we will be required to sell the security before recovery. We also consider specific adverse conditions related to the financial health of and business outlook for the investee, including industry and sector performance, changes in technology, and operational and financing cash flow factors. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded to other income (expense) and a new cost basis in the investment is established. If market, industry, and/or investee conditions deteriorate, we may incur future impairments.

Goodwill

We allocate goodwill to reporting units based on the reporting unit expected to benefit from the business combination. We evaluate our reporting units on an annual basis and, if necessary, reassign goodwill using a relative fair value allocation approach. Goodwill is tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis (May 1 for us) and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The fair value of each reporting unit is estimated using a discounted cash flow methodology. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, estimation of the useful life over which cash flows will occur, and determination of our weighted average cost of capital. Among our reporting units, the fair value of OSD has been the closest to its carrying value. The carrying value of OSD's goodwill was $6.4 billion as of June 30, 2011.

The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for each reporting unit.

Research and Development Costs

Costs incurred internally in researching and developing a computer software product are charged to expense until technological feasibility has been established for the product. Once technological feasibility is established, all software costs are capitalized until the product is available for general release to customers. Judgment is required in determining when technological feasibility of a product is established. We have determined that technological feasibility for our software products is reached after all high-risk development issues have been resolved through coding and testing. Generally, this occurs shortly before the products are released to manufacturing. The amortization of these costs is included in cost of revenue over the estimated life of the products.

Legal and Other Contingencies

The outcomes of legal proceedings and claims brought against us are subject to significant uncertainty. An estimated loss from a loss contingency such as a legal proceeding or claim is accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. In determining whether a loss should be accrued we evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our financial statements.

Income Taxes

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Accounting literature also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial statements.

Stock-Based Compensation

Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period. Determining the fair value of stock-based awards at the grant date requires judgment, including estimating expected dividends. In addition, judgment is also required in estimating the amount of stock-based awards that are expected to be forfeited. If actual results differ significantly from these estimates, stock-based compensation expense and our results of operations could be impacted.

STATEMENT OF MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management is responsible for the preparation of the consolidated financial statements and related information that are presented in this report. The consolidated financial statements, which include amounts based on management's estimates and judgments, have been prepared in conformity with accounting principles generally accepted in the United States of America.

The Company designs and maintains accounting and internal control systems to provide reasonable assurance at reasonable cost that assets are safeguarded against loss from unauthorized use or disposition, and that the financial records are reliable for preparing financial statements and maintaining accountability for assets. These systems are augmented by written policies, an organizational structure providing division of responsibilities, careful selection and training of qualified personnel, and a program of internal audits.

The Company engaged Deloitte & Touche LLP, an independent registered public accounting firm, to audit and render an opinion on the consolidated financial statements and internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).

The Board of Directors, through its Audit Committee, consisting solely of independent directors of the Company, meets periodically with management, internal auditors, and our independent registered public accounting firm to ensure that each is meeting its responsibilities and to discuss matters concerning internal controls and financial reporting. Deloitte & Touche LLP and the internal auditors each have full and free access to the Audit Committee.

Steven A. Ballmer
Chief Executive Officer

Peter S. Klein
Chief Financial Officer

Frank H. Brod
Corporate Vice President, Finance and Administration;
Chief Accounting Officer

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

RISKS

We are exposed to economic risk from foreign currency exchange rates, interest rates, credit risk, equity prices, and commodity prices. A portion of these risks is hedged, but they may impact our financial statements.

Foreign Currency

Certain forecasted transactions, assets, and liabilities are exposed to foreign currency risk. We monitor our foreign currency exposures daily and use hedges where practicable to offset the risks and maximize the economic effectiveness of our foreign currency positions. Principal currencies hedged include the euro, Japanese yen, British pound, and Canadian dollar.

Interest Rate

Our fixed-income portfolio is diversified across credit sectors and maturities, consisting primarily of investment-grade securities. The credit risk and average maturity of the fixed-income portfolio is managed to achieve economic returns that correlate to certain global and domestic fixed-income indices. In addition, we use "To Be Announced" forward purchase commitments of mortgage-backed assets to gain exposure to agency and mortgage-backed securities.

Equity

Our equity portfolio consists of global, developed, and emerging market securities that are subject to market price risk. We manage the securities relative to certain global and domestic indices and expect their economic risk and return to correlate with these indices.

Commodity

We use broad-based commodity exposures to enhance portfolio returns and facilitate portfolio diversification. Our investment portfolio has exposure to a variety of commodities, including precious metals, energy, and grain. We manage these exposures relative to global commodity indices and expect their economic risk and return to correlate with these indices.

VALUE-AT-RISK

We use a value-at-risk ("VaR") model to estimate and quantify our market risks. VaR is the expected loss, for a given confidence level, in the fair value of our portfolio due to adverse market movements over a defined time horizon. The VaR model is not intended to represent actual losses in fair value, including determinations of other-than-temporary losses in fair value in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), but is used as a risk estimation and management tool. The distribution of the potential changes in total market value of all holdings is computed based on the historical volatilities and correlations among foreign currency exchange rates, interest rates, equity prices, and commodity prices, assuming normal market conditions.

The VaR is calculated as the total loss that will not be exceeded at the 97.5 percentile confidence level or, alternatively stated, the losses could exceed the VaR in 25 out of 1,000 cases. Several risk factors are not captured in the model, including liquidity risk, operational risk, and legal risk.

The following table sets forth the one-day VaR for substantially all of our positions as of June 30, 2011 and 2010 and for the year ended June 30, 2011:

(In millions)

Risk Categories	June 30, 2011	June 30, 2010	Year Ended June 30, 2011		
			Average	High	Low
Foreign currency	$ 86	$ 57	$ 67	$ 121	$ 40
Interest rate	$ 58	$ 58	$ 56	$ 65	$ 50
Equity	$ 212	$ 183	$ 211	$ 230	$ 184
Commodity	$ 28	$ 19	$ 22	$ 30	$ 18

Total one-day VaR for the combined risk categories was $290 million at June 30, 2011 and $235 million at June 30, 2010. The total VaR is 25% less at June 30, 2011, and 26% less at June 30, 2010, than the sum of the separate risk categories in the above table due to the diversification benefit of the combination of risks.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INCOME STATEMENTS

(In millions, except per share amounts)

Year Ended June 30,	2011	2010	2009
Revenue	**$ 69,943**	$ 62,484	$ 58,437
Operating expenses:			
Cost of revenue	**15,577**	12,395	12,155
Research and development	**9,043**	8,714	9,010
Sales and marketing	**13,940**	13,214	12,879
General and administrative	**4,222**	4,063	4,030
Total operating expenses	**42,782**	38,386	38,074
Operating income	**27,161**	24,098	20,363
Other income (expense)	**910**	915	(542)
Income before income taxes	**28,071**	25,013	19,821
Provision for income taxes	**4,921**	6,253	5,252
Net income	**$ 23,150**	$ 18,760	$ 14,569
Earnings per share:			
Basic	**$ 2.73**	$ 2.13	$ 1.63
Diluted	**$ 2.69**	$ 2.10	$ 1.62
Weighted average shares outstanding:			
Basic	**8,490**	8,813	8,945
Diluted	**8,593**	8,927	8,996
Cash dividends declared per common share	**$ 0.64**	$ 0.52	$ 0.52

See accompanying notes.

BALANCE SHEETS

(In millions)

June 30,	2011	2010
Assets		
Current assets:		
Cash and cash equivalents	$ **9,610**	$ 5,505
Short-term investments (including securities loaned of **$1,181** and $62)	**43,162**	31,283
Total cash, cash equivalents, and short-term investments	**52,772**	36,788
Accounts receivable, net of allowance for doubtful accounts of **$333** and $375	**14,987**	13,014
Inventories	**1,372**	740
Deferred income taxes	**2,467**	2,184
Other	**3,320**	2,950
Total current assets	**74,918**	55,676
Property and equipment, net of accumulated depreciation of **$9,829** and $8,629	**8,162**	7,630
Equity and other investments	**10,865**	7,754
Goodwill	**12,581**	12,394
Intangible assets, net	**744**	1,158
Other long-term assets	**1,434**	1,501
Total assets	**$ 108,704**	$ 86,113
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ **4,197**	$ 4,025
Short-term debt	**0**	1,000
Accrued compensation	**3,575**	3,283
Income taxes	**580**	1,074
Short-term unearned revenue	**15,722**	13,652
Securities lending payable	**1,208**	182
Other	**3,492**	2,931
Total current liabilities	**28,774**	26,147
Long-term debt	**11,921**	4,939
Long-term unearned revenue	**1,398**	1,178
Deferred income taxes	**1,456**	229
Other long-term liabilities	**8,072**	7,445
Total liabilities	**51,621**	39,938
Commitments and contingencies		
Stockholders' equity:		
Common stock and paid-in capital – shares authorized 24,000; outstanding **8,376** and 8,668	**63,415**	62,856
Retained deficit, including accumulated other comprehensive income of **$1,863** and $1,055	**(6,332)**	(16,681)
Total stockholders' equity	**57,083**	46,175
Total liabilities and stockholders' equity	**$ 108,704**	$ 86,113

See accompanying notes.

CASH FLOWS STATEMENTS

(In millions)			
Year Ended June 30,	2011	2010	2009
Operations			
Net income	$ 23,150	$ 18,760	$ 14,569
Adjustments to reconcile net income to net cash from operations:			
Depreciation, amortization, and other	2,766	2,673	2,562
Stock-based compensation expense	2,166	1,891	1,708
Net recognized losses (gains) on investments and derivatives	(362)	(208)	683
Excess tax benefits from stock-based compensation	(17)	(45)	(52)
Deferred income taxes	2	(220)	762
Deferral of unearned revenue	31,227	29,374	24,409
Recognition of unearned revenue	(28,935)	(28,813)	(25,426)
Changes in operating assets and liabilities:			
Accounts receivable	(1,451)	(2,238)	2,215
Inventories	(561)	(44)	255
Other current assets	(1,259)	464	(677)
Other long-term assets	62	(223)	(273)
Accounts payable	58	844	(671)
Other current liabilities	(1,146)	451	(2,700)
Other long-term liabilities	1,294	1,407	1,673
Net cash from operations	26,994	24,073	19,037
Financing			
Short-term debt borrowings (repayments), maturities of 90 days or less, net	(186)	(991)	1,178
Proceeds from issuance of debt, maturities longer than 90 days	6,960	4,167	4,796
Repayments of debt, maturities longer than 90 days	(814)	(2,986)	(228)
Common stock issued	2,422	2,311	579
Common stock repurchased	(11,555)	(11,269)	(9,353)
Common stock cash dividends paid	(5,180)	(4,578)	(4,468)
Excess tax benefits from stock-based compensation	17	45	52
Other	(40)	10	(19)
Net cash used in financing	(8,376)	(13,291)	(7,463)
Investing			
Additions to property and equipment	(2,355)	(1,977)	(3,119)
Acquisition of companies, net of cash acquired	(71)	(245)	(868)
Purchases of investments	(35,993)	(30,168)	(36,850)
Maturities of investments	6,897	7,453	6,191
Sales of investments	15,880	15,125	19,806
Securities lending payable	1,026	(1,502)	(930)
Net cash used in investing	(14,616)	(11,314)	(15,770)
Effect of exchange rates on cash and cash equivalents	103	(39)	(67)
Net change in cash and cash equivalents	4,105	(571)	(4,263)
Cash and cash equivalents, beginning of period	5,505	6,076	10,339
Cash and cash equivalents, end of period	$ 9,610	$ 5,505	$ 6,076

See accompanying notes.

STOCKHOLDERS' EQUITY STATEMENTS

(In millions)

Year Ended June 30,	2011	2010	2009
Common stock and paid-in capital			
Balance, beginning of period	**$ 62,856**	$ 62,382	$ 62,849
Common stock issued	**2,422**	2,311	567
Common stock repurchased	**(3,738)**	(3,113)	(2,611)
Stock-based compensation expense	**2,166**	1,891	1,708
Stock-based compensation income tax deficiencies	**(292)**	(647)	(128)
Other, net	**1**	32	(3)
Balance, end of period	**63,415**	62,856	62,382
Retained deficit			
Balance, beginning of period	**(16,681)**	(22,824)	(26,563)
Net income	**23,150**	18,760	14,569
Other comprehensive income:			
Net unrealized gains (losses) on derivatives	**(627)**	27	302
Net unrealized gains (losses) on investments	**1,054**	265	(233)
Translation adjustments and other	**381**	(206)	(240)
Comprehensive income	**23,958**	18,846	14,398
Common stock cash dividends	**(5,394)**	(4,547)	(4,620)
Common stock repurchased	**(8,215)**	(8,156)	(6,039)
Balance, end of period	**(6,332)**	(16,681)	(22,824)
Total stockholders' equity	**$ 57,083**	$ 46,175	$ 39,558

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — ACCOUNTING POLICIES

Accounting Principles

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Principles of Consolidation

The financial statements include the accounts of Microsoft Corporation and its subsidiaries. Intercompany transactions and balances have been eliminated. Equity investments through which we exercise significant influence over but do not control the investee and are not the primary beneficiary of the investee's activities are accounted for using the equity method. Investments through which we are not able to exercise significant influence over the investee and which do not have readily determinable fair values are accounted for under the cost method.

Estimates and Assumptions

Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Examples include: estimates of loss contingencies, product warranties, product life cycles, product returns, and stock-based compensation forfeiture rates; assumptions such as the elements comprising a software arrangement, including the distinction between upgrades/enhancements and new products; when technological feasibility is achieved for our products; the potential outcome of future tax consequences of events that have been recognized in our financial statements or tax returns; estimating the fair value and/or goodwill impairment for our reporting units; and determining when investment impairments are other-than-temporary. Actual results and outcomes may differ from management's estimates and assumptions.

Foreign Currencies

Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the balance sheet date. Revenue and expenses are translated at average rates of exchange prevailing during the year. Translation adjustments resulting from this process are recorded to Other Comprehensive Income ("OCI").

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable. Revenue generally is recognized net of any taxes collected from customers and subsequently remitted to governmental authorities.

Revenue for retail packaged products, products licensed to original equipment manufacturers ("OEMs"), and perpetual licenses under certain volume licensing programs generally is recognized as products are shipped or made available. Revenue for products under technology guarantee programs, which provide free or significantly discounted rights to use upcoming new versions of a software product if an end user licenses existing versions of the product during the eligibility period, is allocated between existing product and the new product, and revenue allocated to the new product is deferred until that version is delivered. The revenue allocation is based on vendor-specific objective evidence of fair value of the products.

Certain multi-year licensing arrangements include a perpetual license for current products combined with rights to receive future versions of software products on a when-and-if-available basis ("Software Assurance") and are accounted for as subscriptions, with billings recorded as unearned revenue and recognized as revenue ratably over the billing coverage period. Revenue from certain arrangements that allow for the use of a product or service over a period of time without taking possession of software are also accounted for as subscriptions. Revenue for software products where customers have the right to receive unspecified upgrades/enhancements on a when-and-if-available basis and for which vendor-specific objective evidence of fair value does not exist for the upgrades/enhancements is recognized on a straight-line basis over the estimated life of the software.

Revenue related to our Xbox 360 gaming and entertainment console, Kinect for Xbox 360, games published by us, and other hardware components is generally recognized when ownership is transferred to the resellers. Revenue related to games published by third parties for use on the Xbox 360 platform is recognized when games are manufactured by the game publishers.

Display advertising revenue is recognized as advertisements are displayed. Search advertising revenue is recognized when the ad appears in the search results or when the action necessary to earn the revenue has been completed. Consulting services revenue is recognized as services are rendered, generally based on the negotiated hourly rate in the consulting arrangement and the number of hours worked during the period. Consulting revenue for fixed-price services arrangements is recognized as services are provided. Revenue from prepaid points redeemable for the purchase of software or services is recognized upon redemption of the points and delivery of the software or services.

Cost of Revenue

Cost of revenue includes; manufacturing and distribution costs for products sold and programs licensed; operating costs related to product support service centers and product distribution centers; costs incurred to include software on PCs sold by OEMs, to drive traffic to our Web sites, and to acquire online advertising space ("traffic acquisition costs"); costs incurred to support and maintain Internet-based products and services, including royalties; warranty costs; inventory valuation adjustments; costs associated with the delivery of consulting services; and the amortization of capitalized research and development costs. Capitalized research and development costs are amortized over the estimated lives of the products.

Product Warranty

We provide for the estimated costs of fulfilling our obligations under hardware and software warranties at the time the related revenue is recognized. For hardware warranties, we estimate the costs based on historical and projected product failure rates, historical and projected repair costs, and knowledge of specific product failures (if any). The specific hardware warranty terms and conditions vary depending upon the product sold and the country in which we do business, but generally include parts and labor over a period generally ranging from 90 days to three years. For software warranties, we estimate the costs to provide bug fixes, such as security patches, over the estimated life of the software. We regularly reevaluate our estimates to assess the adequacy of the recorded warranty liabilities and adjust the amounts as necessary.

Research and Development

Research and development expenses include payroll, employee benefits, stock-based compensation expense, and other headcount-related expenses associated with product development. Research and development expenses also include third-party development and programming costs, localization costs incurred to translate software for international markets, and the amortization of purchased software code and services content. Such costs related to software development are included in research and development expense until the point that technological feasibility is reached, which for our software products, is generally shortly before the products are released to manufacturing. Once technological feasibility is reached, such costs are capitalized and amortized to cost of revenue over the estimated lives of the products.

Sales and Marketing

Sales and marketing expenses include payroll, employee benefits, stock-based compensation expense, and other headcount-related expenses associated with sales and marketing personnel, and the costs of advertising, promotions, trade shows, seminars, and other programs. Advertising costs are expensed as incurred. Advertising expense was $1.9 billion, $1.6 billion, and $1.4 billion in fiscal years 2011, 2010, and 2009, respectively.

Employee Severance

We record employee severance when a specific plan has been approved by management, the plan has been communicated to employees, and it is unlikely that significant changes will be made to the plan. In January 2009, we announced and implemented a resource management program to reduce discretionary operating expenses, employee headcount, and capital expenditures. Severance expenses associated with this program were $59 million and $330 million in fiscal years 2010 and 2009, respectively, and are included in general and administrative expenses.

Stock-Based Compensation

We measure stock-based compensation cost at the grant date based on the fair value of the award and recognize it as expense over the vesting or service period, as applicable, of the stock award (generally four to five years) using the straight-line method.

Employee Stock Purchase Plan

Shares of our common stock may be purchased by employees at three-month intervals at 90% of the fair market value of the stock on the last day of each three-month period. Compensation expense for the employee stock purchase plan is measured as the discount the employee is entitled to upon purchase and is recognized in the period of purchase.

Income Taxes

Income tax expense includes U.S. and international income taxes, the provision for U.S. taxes on undistributed earnings of international subsidiaries not deemed to be permanently invested, and interest and penalties on uncertain tax positions. Certain income and expenses are not reported in tax returns and financial statements in the same year. The tax effect of such temporary differences is reported as deferred income taxes. The deferred income taxes are classified as current or long-term based on the classification of the related asset or liability.

Fair Value Measurements

We account for certain assets and liabilities at fair value. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. We categorize each of our fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

- *Level 1* – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets. Our Level 1 non-derivative investments primarily include U.S. treasuries, domestic and international equities, and actively traded mutual funds. Our Level 1 derivative assets and liabilities include those actively traded on exchanges.
- *Level 2* – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. the Black-Scholes model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, foreign exchange rates, and forward and spot prices for currencies and commodities. Our Level 2 non-derivative investments consist primarily of corporate notes and bonds, mortgage-backed securities, agency securities, certificates of deposit, and commercial paper. Our Level 2 derivative assets and liabilities primarily include certain over-the-counter option and swap contracts.

- *Level 3* – inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models. Our Level 3 non-derivative assets primarily comprise investments in certain corporate bonds. We value these corporate bonds using internally developed valuation models, inputs to which include interest rate curves, credit spreads, stock prices, and volatilities. Unobservable inputs used in these models are significant to the fair values of the investments. Our Level 3 derivative assets and liabilities primarily comprise derivatives for foreign equities. In certain cases, market-based observable inputs are not available and we use management judgment to develop assumptions to determine fair value for these derivatives.

We measure certain assets, including our cost and equity method investments, at fair value on a nonrecurring basis when they are deemed to be other-than-temporarily impaired. The fair values of these investments are determined based on valuation techniques using the best information available, and may include quoted market prices, market comparables, and discounted cash flow projections. An impairment charge is recorded when the cost of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

Our current financial liabilities have fair values that approximate their carrying values. Our long-term financial liabilities consist of long-term debt which is recorded on the balance sheet at issuance price less unamortized discount.

Financial Instruments

We consider all highly liquid interest-earning investments with a maturity of three months or less at the date of purchase to be cash equivalents. The fair values of these investments approximate their carrying values. In general, investments with original maturities of greater than three months and remaining maturities of less than one year are classified as short-term investments. Investments with maturities beyond one year may be classified as short-term based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations. All cash equivalents and short-term investments are classified as available-for-sale and realized gains and losses are recorded using the specific identification method. Changes in market value, excluding other-than-temporary impairments, are reflected in OCI.

Equity and other investments classified as long-term include both debt and equity instruments. Debt and publicly-traded equity securities are classified as available-for-sale and realized gains and losses are recorded using the specific identification method. Changes in market value, excluding other-than-temporary impairments, are reflected in OCI. Common and preferred stock and other investments that are restricted for more than one year or are not publicly traded are recorded at cost or using the equity method.

We lend certain fixed-income and equity securities to increase investment returns. The loaned securities continue to be carried as investments on our balance sheet. Cash and/or security interests are received as collateral for the loan securities with the amount determined based upon the underlying security lent and the creditworthiness of the borrower. Cash received is recorded as an asset with a corresponding liability.

Investments are considered to be impaired when a decline in fair value is judged to be other-than-temporary. Fair value is calculated based on publicly available market information or other estimates determined by management. We employ a systematic methodology on a quarterly basis that considers available quantitative and qualitative evidence in evaluating potential impairment of our investments. If the cost of an investment exceeds its fair value, we evaluate, among other factors, general market conditions, credit quality of debt instrument issuers, the duration and extent to which the fair value is less than cost, and for equity securities, our intent and ability to hold, or plans to sell, the investment. For fixed-income securities, we also evaluate whether we have plans to sell the security or it is more likely than not that we will be required to sell the security before recovery. We also consider specific adverse conditions related to the financial health of and business outlook for the investee, including industry and sector performance, changes in technology, and operational and financing cash flow factors. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded to other income (expense) and a new cost basis in the investment is established.

Derivative instruments are recognized as either assets or liabilities and are measured at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

For a derivative instrument designated as a fair-value hedge, the gain (loss) is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. For options designated as fair-value hedges, changes in the time value are excluded from the assessment of hedge effectiveness and are recognized in earnings.

For derivative instruments designated as cash-flow hedges, the effective portion of the derivative's gain (loss) is initially reported as a component of OCI and is subsequently recognized in earnings when the hedged exposure is recognized in earnings. For options designated as cash-flow hedges, changes in the time value are excluded from the assessment of hedge effectiveness and are recognized in earnings. Gains (losses) on derivatives representing either hedge components excluded from the assessment of effectiveness or hedge ineffectiveness are recognized in earnings.

For derivative instruments that are not designated as hedges, gains (losses) from changes in fair values are primarily recognized in other income (expense). Other than those derivatives entered into for investment purposes, such as commodity contracts, the gains (losses) are generally economically offset by unrealized gains (losses) in the underlying available-for-sale securities, which are recorded as a component of OCI until the securities are sold or other-than-temporarily impaired, at which time the amounts are moved from OCI into other income (expense).

Allowance for Doubtful Accounts

The allowance for doubtful accounts reflects our best estimate of probable losses inherent in the accounts receivable balance. We determine the allowance based on known troubled accounts, historical experience, and other currently available evidence. Activity in the allowance for doubtful accounts was as follows:

(In millions)

Year Ended June 30,	2011	2010	2009
Balance, beginning of period	**$ 375**	$ 451	$ 153
Charged to costs and other	**14**	45	360
Write-offs	**(56)**	(121)	(62)
Balance, end of period	**$ 333**	$ 375	$ 451

Inventories

Inventories are stated at the lower of cost or market, using the average cost method. Cost includes materials, labor, and manufacturing overhead related to the purchase and production of inventories. We regularly review inventory quantities on hand, future purchase commitments with our suppliers, and the estimated utility of our inventory. If our review indicates a reduction in utility below carrying value, we reduce our inventory to a new cost basis through a charge to cost of revenue.

Property and Equipment

Property and equipment is stated at cost and depreciated using the straight-line method over the shorter of the estimated useful life of the asset or the lease term. The estimated useful lives of our property and equipment are generally as follows: computer software developed or acquired for internal use, three years; computer equipment, two to three years; buildings and improvements, five to 15 years; leasehold improvements, two to 10 years; and furniture and equipment, one to five years. Land is not depreciated.

Goodwill

Goodwill is tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis (May 1 for us) and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.

Intangible Assets

All of our intangible assets are subject to amortization and are amortized using the straight-line method over their estimated period of benefit, ranging from one to 10 years. We evaluate the recoverability of intangible assets periodically by taking into account events or circumstances that may warrant revised estimates of useful lives or that indicate the asset may be impaired.

Recently Issued Accounting Standards

Recently adopted accounting pronouncements

On July 1, 2010, we adopted guidance issued by the Financial Accounting Standards Board ("FASB") on revenue recognition. Under the new guidance on arrangements that include software elements, tangible products that have software components that are essential to the functionality of the tangible product are no longer within the scope of the software revenue recognition guidance, and software-enabled products are now subject to other relevant revenue recognition guidance. Additionally, the FASB issued guidance on revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance. Under the new guidance, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The new guidance includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. Adoption of the new guidance did not have a material impact on our financial statements.

On July 1, 2010, we adopted new guidance issued by the FASB on the consolidation of variable interest entities. The new guidance requires revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests. Adoption of the new guidance did not have a material impact on our financial statements.

Recent accounting pronouncements not yet adopted

In June 2011, the FASB issued guidance on presentation of comprehensive income. The new guidance eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. Instead, an entity will be required to present either a continuous statement of net income and other comprehensive income or in two separate but consecutive statements. The new guidance will be effective for us beginning July 1, 2012 and will have presentation changes only.

In May 2011, the FASB issued guidance to amend the accounting and disclosure requirements on fair value measurements. The new guidance limits the highest-and-best-use measure to nonfinancial assets, permits certain financial assets and liabilities with offsetting positions in market or counterparty credit risks to be measured at a net basis, and provides guidance on the applicability of premiums and discounts. Additionally, the new guidance expands the disclosures on Level 3 inputs by requiring quantitative disclosure of the unobservable inputs and assumptions, as well as description of the valuation processes and the sensitivity of the fair value to changes in unobservable inputs. The new guidance will be effective for us beginning January 1, 2012. Other than requiring additional disclosures, we do not anticipate material impacts on our financial statements upon adoption.

In January 2010, the FASB issued guidance to amend the disclosure requirements related to fair value measurements. The guidance requires the disclosure of roll forward activities on purchases, sales, issuance, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). The guidance will become effective for us with the reporting period beginning July 1, 2011. Other than requiring additional disclosures, the adoption of this new guidance will not have a material impact on our financial statements.

NOTE 2 — EARNINGS PER SHARE

Basic earnings per share ("EPS") is computed based on the weighted average number of shares of common stock outstanding during the period. Diluted EPS is computed based on the weighted average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include outstanding stock options, stock awards, and shared performance stock awards. The components of basic and diluted EPS are as follows:

(In millions, except earnings per share)

Year Ended June 30,	**2011**	**2010**	**2009**
Net income available for common shareholders (A)	**$ 23,150**	$ 18,760	$ 14,569
Weighted average outstanding shares of common stock (B)	**8,490**	8,813	8,945
Dilutive effect of stock-based awards	**103**	114	51
Common stock and common stock equivalents (C)	**8,593**	8,927	8,996
Earnings Per Share			
Basic (A/B)	**$ 2.73**	$ 2.13	$ 1.63
Diluted (A/C)	**$ 2.69**	$ 2.10	$ 1.62

We excluded the following shares underlying stock-based awards from the calculations of diluted EPS because their inclusion would have been anti-dilutive:

(In millions)

Year Ended June 30,	**2011**	**2010**	**2009**
Shares excluded from calculations of diluted EPS	**21**	28	342

The decrease in anti-dilutive shares from fiscal year 2009 to 2010 was due mainly to the decrease in employee stock options outstanding.

In June 2010, we issued $1.25 billion of zero-coupon debt securities that are convertible into shares of our common stock if certain conditions are met. As of June 30, 2011, none of these securities had met price or other conditions that would make them eligible for issuance and therefore were excluded from the calculation of either the basic or diluted EPS. See Note 12 – Debt for additional information.

NOTE 3 — OTHER INCOME (EXPENSE)

The components of other income (expense) were as follows:

(In millions)

Year Ended June 30,	**2011**	**2010**	**2009**
Dividends and interest income	**$ 900**	$ 843	$ 744
Interest expense	**(295)**	(151)	(38)
Net recognized gains (losses) on investments	**439**	348	(125)
Net losses on derivatives	**(77)**	(140)	(558)
Net gains (losses) on foreign currency remeasurements	**(26)**	1	(509)
Other	**(31)**	14	(56)
Total	**$ 910**	$ 915	$ (542)

Following are details of net recognized gains (losses) on investments during the periods reported:

(In millions)			
Year Ended June 30,	2011	2010	2009
Other-than-temporary impairments of investments	$ (80)	$ (69)	$ (862)
Realized gains from sales of available-for-sale securities	734	605	1,634
Realized losses from sales of available-for-sale securities	(215)	(188)	(897)
Total	$ 439	$ 348	$ (125)

NOTE 4 — INVESTMENTS

Investment Components

The components of investments, including associated derivatives, were as follows:

(In millions)	Cost Basis	Unrealized Gains	Unrealized Losses	Recorded Basis	Cash and Cash Equivalents	Short-term Investments	Equity and Other Investments
June 30, 2011							
Cash	$ 1,648	$ 0	$ 0	$ 1,648	$ 1,648	$ 0	$ 0
Mutual funds	1,752	0	0	1,752	1,752	0	0
Commercial paper	639	0	0	639	414	225	0
Certificates of deposit	598	0	0	598	372	226	0
U.S. government and agency securities	33,607	162	(7)	33,762	2,049	31,713	0
Foreign government bonds	658	11	(2)	667	0	667	0
Mortgage-backed securities	2,307	121	(4)	2,424	0	2,424	0
Corporate notes and bonds	10,575	260	(11)	10,824	3,375	7,449	0
Municipal securities	441	15	(2)	454	0	454	0
Common and preferred stock	7,925	2,483	(193)	10,215	0	0	10,215
Other investments	654	0	0	654	0	4	650
Total	$ 60,804	$ 3,052	$ (219)	$ 63,637	$ 9,610	$ 43,162	$ 10,865

(In millions)	Cost Basis	Unrealized Gains	Unrealized Losses	Recorded Basis	Cash and Cash Equivalents	Short-term Investments	Equity and Other Investments
June 30, 2010							
Cash	$ 1,661	$ 0	$ 0	$ 1,661	$ 1,661	$ 0	$ 0
Mutual funds	1,120	0	0	1,120	1,120	0	0
Commercial paper	188	0	0	188	13	175	0
Certificates of deposit	348	0	0	348	68	280	0
U.S. government and agency securities	21,036	167	(1)	21,202	1,822	19,380	0
Foreign government bonds	518	13	0	531	0	531	0
Mortgage-backed securities	3,137	135	(7)	3,265	0	3,265	0
Corporate notes and bonds	7,450	289	(18)	7,721	701	7,020	0
Municipal securities	726	22	(1)	747	120	627	0
Common and preferred stock	6,640	1,030	(418)	7,252	0	0	7,252
Other investments	507	0	0	507	0	5	502
Total	$ 43,331	$ 1,656	$ (445)	$ 44,542	$ 5,505	$ 31,283	$ 7,754

Unrealized Losses on Investments

Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values were as follows:

(In millions)	Less than 12 Months		12 Months or Greater			
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Total Fair Value	Total Unrealized Losses
June 30, 2011						
U.S. government and agency securities	**$ 484**	**$ (7)**	**$ 0**	**$ 0**	**$ 484**	**$ (7)**
Foreign government bonds	**365**	**(2)**	**0**	**0**	**365**	**(2)**
Mortgage-backed securities	**63**	**(3)**	**14**	**(1)**	**77**	**(4)**
Corporate notes and bonds	**750**	**(10)**	**25**	**(1)**	**775**	**(11)**
Municipal securities	**79**	**(2)**	**0**	**0**	**79**	**(2)**
Common and preferred stock	**1,377**	**(146)**	**206**	**(47)**	**1,583**	**(193)**
Total	**$ 3,118**	**$ (170)**	**$ 245**	**$ (49)**	**$ 3,363**	**$ (219)**

(In millions)	Less than 12 Months		12 Months or Greater			
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Total Fair Value	Total Unrealized Losses
June 30, 2010						
U.S. government and agency securities	$ 216	$ (1)	$ 0	$ 0	$ 216	$ (1)
Mortgage-backed securities	105	(6)	18	(1)	123	(7)
Corporate notes and bonds	1,124	(13)	89	(5)	1,213	(18)
Municipal securities	66	(1)	0	0	66	(1)
Common and preferred stock	2,102	(339)	190	(79)	2,292	(418)
Total	$ 3,613	$ (360)	$ 297	$ (85)	$ 3,910	$ (445)

Unrealized losses from fixed-income securities are primarily attributable to changes in interest rates. Unrealized losses from domestic and international equities are due to market price movements. Management does not believe any remaining unrealized losses represent other-than-temporary impairments based on our evaluation of available evidence as of June 30, 2011.

At June 30, 2011 and 2010, the recorded bases and estimated fair values of common and preferred stock and other investments that are restricted for more than one year or are not publicly traded were $334 million and $216 million, respectively.

Debt Investment Maturities

(In millions)	Cost Basis	Estimated Fair Value
June 30, 2011		
Due in one year or less	$ 23,982	$ 24,053
Due after one year through five years	19,516	19,733
Due after five years through 10 years	2,516	2,637
Due after 10 years	2,811	2,945
Total	$ 48,825	$ 49,368

NOTE 5 — DERIVATIVES

We use derivative instruments to manage risks related to foreign currencies, equity prices, interest rates, and credit; to enhance investment returns; and to facilitate portfolio diversification. Our objectives for holding derivatives include reducing, eliminating, and efficiently managing the economic impact of these exposures as effectively as possible. Our derivative programs include strategies that both qualify and do not qualify for hedge accounting treatment. All notional amounts presented below are measured in U.S. currency equivalents.

Foreign Currency

Certain forecasted transactions, assets, and liabilities are exposed to foreign currency risk. We monitor our foreign currency exposures daily to maximize the economic effectiveness of our foreign currency hedge positions. Option and forward contracts are used to hedge a portion of forecasted international revenue for up to three years in the future and are designated as cash-flow hedging instruments. Principal currencies hedged include the euro, Japanese yen, British pound, and Canadian dollar. As of June 30, 2011 and 2010, the total notional amounts of these foreign exchange contracts sold were $10.6 billion and $9.3 billion, respectively. Foreign currency risks related to certain non-U.S. dollar denominated securities are hedged using foreign exchange forward contracts that are designated as fair-value hedging instruments. As of June 30, 2011 and 2010, the total notional amounts of these foreign exchange contracts sold were $572 million and $523 million, respectively. Certain options and forwards not designated as hedging instruments are also used to manage the variability in exchange rates on accounts receivable, cash, and intercompany positions, and to manage other foreign currency exposures. As of June 30, 2011, the total notional amounts of these foreign exchange contracts purchased and sold were $3.9 billion and $7.3 billion, respectively. As of June 30, 2010, the total notional amounts of these foreign exchange contracts purchased and sold were $7.8 billion and $5.3 billion, respectively.

Equity

Securities held in our equity and other investments portfolio are subject to market price risk. Market price risk is managed relative to broad-based global and domestic equity indices using certain convertible preferred investments, options, futures, and swap contracts not designated as hedging instruments. From time to time, to hedge our price risk, we may use and designate equity derivatives as hedging instruments, including puts, calls, swaps, and forwards. As of June 30, 2011, the total notional amounts of designated and non-designated equity contracts purchased and sold were $1.4 billion and $935 million, respectively. As of June 30, 2010, the total notional amounts of designated and non-designated equity contracts purchased and sold were $918 million and $472 million, respectively.

Interest Rate

Securities held in our fixed-income portfolio are subject to different interest rate risks based on their maturities. We manage the average maturity of our fixed-income portfolio to achieve economic returns that correlate to certain broad-based fixed-income indices using exchange-traded option and futures contracts and over-the-counter swap and option contracts, none of which are designated as hedging instruments. As of June 30, 2011, the total notional amounts of fixed-interest rate contracts purchased and sold were $2.3 billion and $2.2 billion, respectively. As of June 30, 2010, the total notional amounts of fixed-interest rate contracts purchased and sold were $3.1 billion and $1.8 billion, respectively. In addition, we use "To Be Announced" forward purchase commitments of mortgage-backed assets to gain exposure to agency mortgage-backed securities. These meet the definition of a derivative instrument in cases where physical delivery of the assets is not taken at the earliest available delivery date. As of June 30, 2011 and 2010, the total notional derivative amount of mortgage contracts purchased were $868 million and $305 million, respectively.

Credit

Our fixed-income portfolio is diversified and consists primarily of investment-grade securities. We use credit default swap contracts, not designated as hedging instruments, to manage credit exposures relative to broad-based indices and to facilitate portfolio diversification. We use credit default swaps as they are a low cost method of managing exposure to individual credit risks or groups of credit risks. As of June 30, 2011, the total notional amounts of credit contracts purchased and sold were $532 million and $277 million, respectively. As of June 30, 2010, the total notional amounts of credit contracts purchased and sold were $371 million and $199 million, respectively.

Commodity

We use broad-based commodity exposures to enhance portfolio returns and to facilitate portfolio diversification. We use swap, futures and option contracts, not designated as hedging instruments, to generate and manage exposures to broad-based commodity indices. We use derivatives on commodities as they can be low-cost alternatives to the purchase and storage of a variety of commodities, including, but not limited to, precious metals, energy, and grain. As of June 30, 2011, the total notional amounts of commodity contracts purchased and sold were $1.9 billion and $502 million, respectively. As of June 30, 2010, the total notional amounts of commodity contracts purchased and sold were $1.1 billion and $376 million, respectively.

Credit Risk-Related Contingent Features

Certain of our counterparty agreements for derivative instruments contain provisions that require our issued and outstanding long-term unsecured debt to maintain an investment grade credit rating and require us to maintain a minimum liquidity of $1.0 billion. To the extent we fail to meet these requirements, we will be required to post collateral, similar to the standard convention related to over-the-counter derivatives. As of June 30, 2011, our long-term unsecured debt rating was AAA, and cash investments were in excess of $1.0 billion. As a result, no collateral was required to be posted.

Fair Values of Derivative Instruments

Following are the gross fair values of derivative instruments designated as hedging instruments ("designated hedge derivatives") and not designated as hedging instruments ("non-designated hedge derivatives") that were held at June 30, 2011 and 2010. The fair values exclude the impact of netting derivative assets and liabilities when a legally enforceable master netting agreement exists and fair value adjustments related to our own credit risk and counterparty credit risk.

(In millions)	Foreign Exchange Contracts	Equity Contracts	Interest Rate Contracts	Credit Contracts	Commodity Contracts	Total Derivatives
June 30, 2011						
Assets						
Non-designated hedge derivatives:						
Short-term investments	$ 14	$ 179	$ 0	$ 17	$ 4	$ 214
Other current assets	73	0	0	0	0	73
Total	$ 87	$ 179	$ 0	$ 17	$ 4	$ 287
Designated hedge derivatives:						
Short-term investments	$ 6	$ 0	$ 0	$ 0	$ 0	$ 6
Other current assets	123	0	0	0	0	123
Total	$ 129	$ 0	$ 0	$ 0	$ 0	$ 129
Total assets	$ 216	$ 179	$ 0	$ 17	$ 4	$ 416
Liabilities						
Non-designated hedge derivatives:						
Other current liabilities	$ (91)	$ (12)	$ (9)	$ (19)	$ (4)	$ (135)
Designated hedge derivatives:						
Other current liabilities	$ (128)	$ 0	$ 0	$ 0	$ 0	$ (128)
Total liabilities	$ (219)	$ (12)	$ (9)	$ (19)	$ (4)	$ (263)

(In millions)	Foreign Exchange Contracts	Equity Contracts	Interest Rate Contracts	Credit Contracts	Commodity Contracts	Total Derivatives
June 30, 2010						
Assets						
Non-designated hedge derivatives:						
Short-term investments	$ 15	$ 134	$ 12	$ 7	$ 8	$ 176
Other current assets	34	0	0	0	0	34
Total	$ 49	$ 134	$ 12	$ 7	$ 8	$ 210
Designated hedge derivatives:						
Short-term investments	$ 3	$ 0	$ 0	$ 0	$ 0	$ 3
Other current assets	563	0	0	0	0	563
Total	$ 566	$ 0	$ 0	$ 0	$ 0	$ 566
Total assets	$ 615	$ 134	$ 12	$ 7	$ 8	$ 776
Liabilities						
Non-designated hedge derivatives:						
Other current liabilities	$ (60)	$ (17)	$ (33)	$(41)	$ (5)	$ (156)
Designated hedge derivatives:						
Other current liabilities	$ (9)	$ 0	$ 0	$ 0	$ 0	$ (9)
Total liabilities	$ (69)	$ (17)	$ (33)	$(41)	$ (5)	$ (165)

See also Note 4 – Investments and Note 6 – Fair Value Measurements.

Fair Value Hedge Gains (Losses)

We recognized in other income (expense) the following gains (losses) related to fair value hedges and their related hedged items:

(In millions)			
Year Ended June 30,	**2011**	**2010**	**2009**
Foreign Exchange Contracts			
Derivatives	**$ (92)**	$ (57)	$ 121
Hedged items	**85**	60	(120)
Total	**$ (7)**	$ 3	$ 1
Equity Contracts			
Derivatives	**$ 0**	$ 0	$ 191
Hedged items	**0**	0	(211)
Total	**$ 0**	$ 0	$ (20)

Cash Flow Hedge Gains (Losses)

We recognized the following gains (losses) related to foreign exchange contracts designated as cash flow hedges (our only cash flow hedges during the periods reported):

(In millions)

Year Ended June 30,	**2011**	**2010**	**2009**
Effective Portion			
Gain (loss) recognized in OCI, net of tax effect of **$(340),** $188 and $472	**$ (632)**	$ 349	$ 876
Gain (loss) reclassified from OCI into revenue	**$ (7)**	$ 495	$ 884
Amount Excluded from Effectiveness Assessment and Ineffective Portion			
Loss recognized in other income (expense)	**$ (276)**	$ (174)	$ (314)

We estimate that $186 million of net derivative losses included in OCI at June 30, 2011 will be reclassified into earnings within the following 12 months. No significant amounts of gains (losses) were reclassified from OCI into earnings as a result of forecasted transactions that failed to occur during fiscal year 2011.

Non-Designated Derivative Gains (Losses)

Gains (losses) from changes in fair values of derivatives that are not designated as hedges are primarily recognized in other income (expense). These amounts are shown in the table below, with the exception of gains (losses) on derivatives presented in income statement line items other than other income (expense), which were immaterial for all periods presented. Other than those derivatives entered into for investment purposes, such as commodity contracts, the gains (losses) below are generally economically offset by unrealized gains (losses) in the underlying available-for-sale securities.

(In millions)

Year Ended June 30,	**2011**	**2010**	**2009**
Foreign exchange contracts	**$ (27)**	$ 106	$ (234)
Equity contracts	**35**	12	(131)
Interest-rate contracts	**19**	(4)	5
Credit contracts	**24**	22	(18)
Commodity contracts	**148**	(1)	(126)
Total	**$ 199**	$ 135	$ (504)

NOTE 6 — FAIR VALUE MEASUREMENTS

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables present the fair value of our financial instruments that are measured at fair value on a recurring basis:

(In millions)	Level 1	Level 2	Level 3	Gross Fair Value	Netting [(a)]	Net Fair Value
June 30, 2011						
Assets						
Mutual funds	$ 1,752	$ 0	$ 0	$ 1,752	$ 0	$ 1,752
Commercial paper	0	639	0	639	0	639
Certificates of deposit	0	598	0	598	0	598
U.S. government and agency securities	23,591	10,175	0	33,766	0	33,766
Foreign government bonds	303	367	0	670	0	670
Mortgage-backed securities	0	2,428	0	2,428	0	2,428
Corporate notes and bonds	0	10,600	58	10,658	0	10,658
Municipal securities	0	454	0	454	0	454
Common and preferred stock	9,821	55	5	9,881	0	9,881
Derivatives	8	388	20	416	(204)	212
Total	$ 35,475	$ 25,704	$ 83	$ 61,262	$ (204)	$ 61,058
Liabilities						
Derivatives and other	$ 109	$ 257	$ 0	$ 366	$ (203)	$ 163

(In millions)	Level 1	Level 2	Level 3	Gross Fair Value	Netting [(a)]	Net Fair Value
June 30, 2010						
Assets						
Mutual funds	$ 1,120	$ 0	$ 0	$ 1,120	$ 0	$ 1,120
Commercial paper	0	172	0	172	0	172
Certificates of deposit	0	348	0	348	0	348
U.S. government and agency securities	16,473	4,756	0	21,229	0	21,229
Foreign government bonds	239	294	0	533	0	533
Mortgage-backed securities	0	3,264	0	3,264	0	3,264
Corporate notes and bonds	0	7,460	167	7,627	0	7,627
Municipal securities	0	747	0	747	0	747
Common and preferred stock	6,988	43	5	7,036	0	7,036
Derivatives	22	745	9	776	(207)	569
Total	$ 24,842	$ 17,829	$ 181	$ 42,852	$ (207)	$ 42,645
Liabilities						
Derivatives and other	$ 85	$ 137	$ 0	$ 222	$ (205)	$ 17

(a) *These amounts represent the impact of netting derivative assets and derivative liabilities when a legally enforceable master netting agreement exists and fair value adjustments related to our own credit risk and counterparty credit risk.*

The table below reconciles the total Net Fair Value of assets above to the balance sheet presentation of these same assets in Note 4 – Investments for June 30, 2011 and 2010.

(In millions)		
June 30,	**2011**	**2010**
Net fair value of assets measured at fair value on a recurring basis	**$ 61,058**	$ 42,645
Cash	**1,648**	1,661
Common and preferred stock measured at fair value on a nonrecurring basis	**334**	216
Other investments measured at fair value on a nonrecurring basis	**650**	502
Less derivative assets classified as other current assets	**(54)**	(544)
Other	**1**	62
Recorded basis of investment components	**$ 63,637**	$ 44,542

Changes in Financial Instruments Measured at Level 3 Fair Value on a Recurring Basis

The following tables present the changes during the fiscal years 2011 and 2010 in our Level 3 financial instruments that are measured at fair value on a recurring basis. The majority of these instruments consist of investment securities classified as available-for-sale with changes in fair value included in OCI.

(In millions)	Corporate Notes and Bonds	Common and Preferred Stock	Derivative Assets	Total
Year Ended June 30, 2011				
Balance, beginning of period	**$ 167**	**$ 5**	**$ 9**	**$ 181**
Total realized and unrealized gains (losses):				
Included in other income (expense)	**39**	**0**	**11**	**50**
Included in other comprehensive income	**(63)**	**0**	**0**	**(63)**
Purchases, issuances and settlements	**(85)**	**0**	**0**	**(85)**
Balance, end of period	**$ 58**	**$ 5**	**$ 20**	**$ 83**
Change in unrealized gains (losses) included in other income (expense) related to assets held as of June 30, 2011	**$ 6**	**$ 0**	**$ 11**	**$ 17**

(In millions)	Corporate Notes and Bonds	Common and Preferred Stock	Derivative Assets	Total
Year Ended June 30, 2010				
Balance, beginning of period	$ 253	$ 5	$ 5	$ 263
Total realized and unrealized gains (losses):				
Included in other income (expense)	6	0	4	10
Included in other comprehensive income	(92)	0	0	(92)
Balance, end of period	$ 167	$ 5	$ 9	$ 181
Change in unrealized gains (losses) included in other income (expense) related to assets held as of June 30, 2010	$ 6	$ 0	$ 4	$ 10

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

During fiscal years 2011 and 2010, impairment charges of $2 million and $5 million, respectively, were recognized for certain investments measured at fair value on a nonrecurring basis, as the decline in their respective fair values below their cost was determined to be other than temporary in all instances. At June 30, 2011 and 2010, we held no common and preferred stocks that were required to be measured at fair value on a nonrecurring basis.

NOTE 7 — INVENTORIES

The components of inventories were as follows:

(In millions)		
June 30,	2011	2010
Raw materials	$ 232	$ 172
Work in process	56	16
Finished goods	1,084	552
Total	$ 1,372	$ 740

NOTE 8 — PROPERTY AND EQUIPMENT

The components of property and equipment were as follows:

(In millions)		
June 30,	2011	2010
Land	$ 533	$ 526
Buildings and improvements	6,521	6,087
Leasehold improvements	2,345	2,100
Computer equipment and software	6,601	5,673
Furniture and equipment	1,991	1,873
Total, at cost	17,991	16,259
Accumulated depreciation	(9,829)	(8,629)
Total, net	$ 8,162	$ 7,630

During fiscal years 2011, 2010, and 2009, depreciation expense was $2.0 billion, $1.8 billion, and $1.7 billion, respectively.

NOTE 9 — BUSINESS COMBINATIONS

During fiscal year 2011, we acquired three entities for total consideration of $75 million, substantially all of which was paid in cash. During fiscal year 2010, we acquired five entities for total consideration of $267 million, substantially all of which was paid in cash. During fiscal year 2010, we also sold three entities for total consideration of $600 million, including Razorfish in the second quarter of fiscal year 2010. During fiscal year 2009, we acquired nine entities for total consideration of $925 million, substantially all of which was paid in cash. These entities have been included in or removed from our consolidated results of operations since their acquisition or sale dates, respectively. Pro forma results of operations have not been presented because the effects of these business combinations, individually and in the aggregate, were not material to our consolidated results of operations.

Definitive Agreement with Skype

On May 10, 2011, we announced that we had entered into a definitive agreement with Skype Global S.à.r.l. ("Skype") under which we would acquire Skype, a leading internet communications company, for $8.5 billion in cash. The acquisition will extend Skype's brand and reach of its network platform, while enhancing our existing portfolio of real-time communications products and services. The acquisition is subject to regulatory approvals and other customary closing conditions. We obtained regulatory approval in the U.S. and expect to obtain all remaining required regulatory approvals during calendar year 2011.

NOTE 10 — GOODWILL

Changes in the carrying amount of goodwill for fiscal years 2011 and 2010 by segment were as follows:

(In millions)	Balance as of June 30, 2009	Acquisitions	Purchase Accounting Adjustments and Other	Balance as of June 30, 2010	Acquisitions	Purchase Accounting Adjustments and Other	Balance as of June 30, 2011
Windows & Windows Live Division	$ 77	$ 0	$ 0	$ 77	**$ 0**	**$ 12**	**$ 89**
Server and Tools	1,038	82	(2)	1,118	**13**	**8**	**1,139**
Online Services Division	6,657	0	(284)	6,373	**0**	**0**	**6,373**
Microsoft Business Division	3,927	116	(19)	4,024	**4**	**139**	**4,167**
Entertainment and Devices Division	804	0	(2)	802	**30**	**(19)**	**813**
Total	$ 12,503	$ 198	$ (307)	$ 12,394	**$ 47**	**$ 140**	**$ 12,581**

None of the amounts recorded as goodwill are expected to be deductible for tax purposes. The measurement period for purchase price allocations ends as soon as information on the facts and circumstances becomes available, but will not exceed 12 months. Adjustments in the purchase price allocation may require a recasting of the amounts allocated to goodwill retroactive to the period in which the acquisition occurred. Any change in the goodwill amounts resulting from foreign currency translations are presented as "other" in the above table. Also included within "other" for fiscal year 2010 is $285 million of goodwill associated with business dispositions. See also Note 9 – Business Combinations.

We test goodwill for impairment annually on May 1 at the reporting unit level using a fair value approach. No impairment of goodwill was identified as of May 1, 2011.

NOTE 11 — INTANGIBLE ASSETS

The components of intangible assets, all of which are finite-lived, were as follows:

(In millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Year Ended June 30,			**2011**			**2010**
Contract-based	**$ 1,068**	**$ (966)**	**$ 102**	$ 1,075	$ (914)	$ 161
Technology-based [(a)]	**2,356**	**(1,831)**	**525**	2,308	(1,521)	787
Marketing-related	**113**	**(98)**	**15**	114	(86)	28
Customer-related	**326**	**(224)**	**102**	390	(208)	182
Total	**$ 3,863**	**$ (3,119)**	**$ 744**	$ 3,887	$ (2,729)	$ 1,158

(a) *Technology-based intangible assets included $179 million and $249 million as of June 30, 2011 and 2010, respectively, of net carrying amount of software to be sold, leased, or otherwise marketed.*

We estimate that we have no significant residual value related to our intangible assets. No material impairments of intangible assets were identified during any of the periods presented.

The components of intangible assets acquired during fiscal years 2011 and 2010 were as follows:

(In millions)	Amount	Weighted Average Life	Amount	Weighted Average Life
Year Ended June 30,	**2011**		**2010**	
Contract-based	**$ 0**		$ 3	2 years
Technology-based	**119**	**3 years**	322	4 years
Marketing-related	**1**	**7 years**	0	
Customer-related	**2**	**4 years**	18	5 years
Total	**$ 122**	**3 years**	$ 343	4 years

Intangible assets amortization expense was $537 million, $707 million, and $591 million for fiscal years 2011, 2010, and 2009, respectively. Amortization of capitalized software was $114 million, $97 million, and $65 million for fiscal years 2011, 2010, and 2009, respectively.

The following table outlines the estimated future amortization expense related to intangible assets held at June 30, 2011:

(In millions)	
Year Ending June 30,	
2012	$ 390
2013	242
2014	68
2015	27
2016	10
2017 and thereafter	7
Total	$ 744

NOTE 12 — DEBT

Short-term Debt

During fiscal year 2011, we repaid $1.0 billion of commercial paper, leaving zero outstanding.

On November 5, 2010, our $1.0 billion 364-day credit facility expired. This facility served as a back-up for our commercial paper program. No amounts were drawn against the credit facility during any of the periods presented.

Long-term Debt

As of June 30, 2011, the total carrying value and estimated fair value of our long-term debt, including convertible debt, were $11.9 billion and $12.1 billion, respectively. This is compared to a carrying value and estimated fair value of $4.9 billion and $5.2 billion, respectively, as of June 30, 2010. The estimated fair value is based on quoted prices for our publicly-traded debt as of June 30, 2011 and 2010, as applicable.

Maturities of long-term debt for each of the next five years and thereafter are as follows:

(In millions)	
Year Ending June 30,	
2012	$ 0
2013	1,250
2014	3,000
2015	0
2016	2,500
Thereafter	5,250
Total	$ 12,000

Cash paid for interest on our debt for fiscal years 2011 and 2010 was $197 million and $145 million, respectively. No cash was paid for debt interest for fiscal year 2009.

The components of long-term debt, the associated interest rates, and the semi-annual interest record and payment dates were as follows as of June 30, 2011:

Due Date	Face Value	Stated Interest Rate	Effective Interest Rate	Interest Record Date	Interest Pay Date	Interest Record Date	Interest Pay Date
	(In millions)						
Notes							
September 27, 2013	$ 1,000	0.875%	1.000%	March 15	March 27	September 15	September 27
June 1, 2014	2,000	2.950%	3.049%	May 15	June 1	November 15	December 1
September 25, 2015	1,750	1.625%	1.795%	March 15	March 25	September 15	September 25
February 8, 2016	750	2.500%	2.642%	February 1	February 8	August 1	August 8
June 1, 2019	1,000	4.200%	4.379%	May 15	June 1	November 15	December 1
October 1, 2020	1,000	3.000%	3.137%	March 15	April 1	September 15	October 1
February 8, 2021	500	4.000%	4.082%	February 1	February 8	August 1	August 8
June 1, 2039	750	5.200%	5.240%	May 15	June 1	November 15	December 1
October 1, 2040	1,000	4.500%	4.567%	March 15	April 1	September 15	October 1
February 8, 2041	1,000	5.300%	5.361%	February 1	February 8	August 1	August 8
Total	10,750						
Convertible Debt							
June 15, 2013	1,250	0.000%	1.849%				
Total unamortized discount	(79)						
Total	$ 11,921						

The components of long-term debt, the associated interest rates, and the semi-annual interest record and payment dates were as follows as of June 30, 2010:

Due Date	Face Value	Stated Interest Rate	Effective Interest Rate	Interest Record Date	Interest Pay Date	Interest Record Date	Interest Pay Date
	(In millions)						
Notes							
June 1, 2014	$ 2,000	2.950%	3.049%	May 15	June 1	November 15	December 1
June 1, 2019	1,000	4.200%	4.379%	May 15	June 1	November 15	December 1
June 1, 2039	750	5.200%	5.240%	May 15	June 1	November 15	December 1
Total	3,750						
Convertible Debt							
June 15, 2013	1,250	0.000%	1.849%				
Total unamortized discount	(61)						
Total	$ 4,939						

Notes

The Notes are senior unsecured obligations and rank equally with our other unsecured and unsubordinated debt outstanding.

Convertible debt

In June 2010, we issued $1.25 billion of zero coupon convertible unsecured debt due on June 15, 2013 in a private placement offering. Proceeds from the offering were $1.24 billion, net of fees and expenses, which were capitalized.

Each $1,000 principal amount of notes is convertible into 29.94 shares of Microsoft common stock at a conversion price of $33.40 per share. As of June 30, 2011, the net carrying amount of our convertible debt was $1.2 billion and the unamortized discount was $38 million.

Prior to March 15, 2013, the notes will be convertible, only in certain circumstances, into cash and, if applicable, cash, shares of Microsoft's common stock, or a combination thereof, at our election. On or after March 15, 2013, the notes will be convertible at any time. Upon conversion, we will pay cash up to the aggregate principal amount of the notes and pay or deliver cash, shares of our common stock, or a combination of cash and shares of our common stock, at our election.

Because the convertible debt may be wholly or partially settled in cash, we are required to separately account for the liability and equity components of the notes in a manner that reflects our nonconvertible debt borrowing rate when interest costs are recognized in subsequent periods. The net proceeds of $1.24 billion were allocated between debt for $1.18 billion and stockholders' equity for $58 million with the portion in stockholders' equity representing the fair value of the option to convert the debt.

In connection with the issuance of the notes, we entered into capped call transactions with certain option counterparties who are initial purchasers of the notes or their affiliates. The capped call transactions are expected to reduce potential dilution of earnings per share upon conversion of the notes. Under the capped call transactions, we purchased from the option counterparties capped call options that in the aggregate relate to the total number of shares of our common stock underlying the notes, with a strike price equal to the conversion price of the notes and with a cap price equal to $37.16. The purchased capped calls were valued at $40 million and recorded to stockholders' equity.

NOTE 13 — INCOME TAXES

The components of the provision for income taxes were as follows:

(In millions)			
Year Ended June 30,	**2011**	**2010**	**2009**
Current Taxes			
U.S. federal	**$ 3,108**	$ 4,415	$ 3,159
U.S. state and local	**209**	357	192
International	**1,602**	1,701	1,139
Current taxes	**4,919**	6,473	4,490
Deferred Taxes			
Deferred taxes	**2**	(220)	762
Provision for income taxes	**$ 4,921**	$ 6,253	$ 5,252

U.S. and international components of income before income taxes were as follows:

(In millions)			
Year Ended June 30,	**2011**	**2010**	**2009**
U.S.	**$ 8,862**	$ 9,575	$ 5,529
International	**19,209**	15,438	14,292
Income before income taxes	**$ 28,071**	$ 25,013	$ 19,821

The items accounting for the difference between income taxes computed at the U.S. federal statutory rate and our effective rate were as follows:

Year Ended June 30,	**2011**	**2010**	**2009**
Federal statutory rate	**35.0%**	35.0%	35.0%
Effect of:			
Foreign earnings taxed at lower rates	**(15.6)%**	(12.1)%	(9.3)%
Internal Revenue Service settlement	**(1.7)%**	0%	0%
Other reconciling items, net	**(0.2)%**	2.1%	0.8%
Effective rate	**17.5%**	25.0%	26.5%

The reduction from the federal statutory rate from foreign earnings taxed at lower rates results from producing and distributing our products and services through our foreign regional operations centers in Ireland, Singapore, and Puerto Rico, which are subject to lower income tax rates. In general, other reconciling items consist of interest, U.S. state income taxes, domestic production deductions, and credits. In fiscal years 2011, 2010, and 2009, there were no individually significant other reconciling items. The I.R.S. settlement is discussed below.

The components of the deferred income tax assets and liabilities were as follows:

(In millions)

June 30,	2011	2010
Deferred Income Tax Assets		
Stock-based compensation expense	**$ 1,079**	$ 1,329
Other expense items	**1,411**	1,696
Unearned revenue	**463**	556
Impaired investments	**424**	289
Other revenue items	**69**	80
Deferred income tax assets	**$ 3,446**	$ 3,950
Deferred Income Tax Liabilities		
International earnings	**$ (1,266)**	$ (1,056)
Unrealized gain on investments	**(904)**	(674)
Other	**(265)**	(265)
Deferred income tax liabilities	**(2,435)**	(1,995)
Net deferred income tax assets	**$ 1,011**	$ 1,955
Reported As		
Current deferred income tax assets	**$ 2,467**	$ 2,184
Long-term deferred income tax liabilities	**(1,456)**	(229)
Net deferred income tax assets	**$ 1,011**	$ 1,955

Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases and are stated at enacted tax rates expected to be in effect when the taxes are actually paid or recovered.

We have not provided deferred U.S. income taxes or foreign withholding taxes on temporary differences of approximately $44.8 billion resulting from earnings for certain non-U.S. subsidiaries which are permanently reinvested outside the U.S. The unrecognized deferred tax liability associated with these temporary differences is approximately $14.2 billion.

Income taxes paid were $5.3 billion, $4.1 billion, and $6.6 billion in fiscal years 2011, 2010, and 2009, respectively.

Uncertain Tax Positions

As of June 30, 2011, we had $6.9 billion of unrecognized tax benefits of which $5.9 billion, if recognized, would affect our effective tax rate. As of June 30, 2010, we had $6.5 billion of unrecognized tax benefits of which $5.6 billion, if recognized, would have affected our effective tax rate.

Interest on unrecognized tax benefits was $38 million, $193 million, and $230 million in fiscal years 2011, 2010, and 2009, respectively. As of June 30, 2011, 2010, and 2009, we had accrued interest related to uncertain tax positions of $785 million, $747 million, and $554 million, respectively, net of federal income tax benefits.

The aggregate changes in the balance of unrecognized tax benefits were as follows:

(In millions)			
Year Ended June 30,	**2011**	**2010**	**2009**
Balance, beginning of year	**$ 6,542**	$ 5,403	$ 3,195
Decreases related to settlements	**(632)**	(57)	(82)
Increases for tax positions related to the current year	**739**	1,012	2,203
Increases for tax positions related to prior years	**405**	364	239
Decreases for tax positions related to prior years	**(119)**	(166)	(132)
Decreases due to lapsed statute of limitations	**0**	(14)	(20)
Balance, end of year	**$ 6,935**	$ 6,542	$ 5,403

During the third quarter of fiscal year 2011, we reached a partial settlement agreement with the I.R.S. on tax years 2004 to 2006 and recorded a $461 million income tax provision benefit. During the fourth quarter of fiscal year 2011, the I.R.S. completed its examination and issued a Revenue Agent's Report ("RAR") for the remaining unresolved items. We do not agree with the adjustments in the RAR, and we have filed a protest to initiate the administrative appeals process. The proposed adjustments are primarily related to transfer pricing and could have a significant impact on our financial statements if not resolved favorably. We do not believe it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months, as we do not believe the appeals process will be concluded within the next 12 months. We also continue to be subject to examination by the I.R.S. for tax years 2007 to 2010.

We are subject to income tax in many jurisdictions outside the U.S., and certain jurisdictions remain subject to examination and are currently under audit by local tax authorities. The resolutions of these audits are not expected to be material to our financial statements.

NOTE 14 — UNEARNED REVENUE

Unearned revenue comprises mainly unearned revenue from volume licensing programs, as well as payments for offerings for which we have been paid in advance and we earn the revenue when we provide the service or software or otherwise meet the revenue recognition criteria.

Volume Licensing Programs

Unearned revenue from volume licensing programs represents customer billings for multi-year licensing arrangements paid either at inception of the agreement or annually at the beginning of each billing coverage period and accounted for as subscriptions with revenue recognized ratably over the billing coverage period.

Other

Also included in unearned revenue are payments for post-delivery support and consulting services to be performed in the future; Xbox LIVE subscriptions and prepaid points; Microsoft Dynamics business solutions products; technology guarantee programs; OEM minimum commitments; unspecified upgrades or enhancements of Microsoft Internet Explorer on a when-and-if-available basis for Windows XP; and other offerings for which we have been paid in advance and earn the revenue when we provide the service or software or otherwise meet the revenue recognition criteria.

The components of unearned revenue were as follows:

(In millions)		
June 30,	2011	2010
Volume licensing programs	**$ 14,625**	$ 12,180
Other	**2,495**	2,650
Total	**$ 17,120**	$ 14,830

Unearned revenue by segment was as follows:

(In millions)		
June 30,	2011	2010
Windows & Windows Live Division	**$ 1,782**	$ 1,701
Server and Tools	**6,552**	5,282
Microsoft Business Division	**7,950**	7,004
Other segments	**836**	843
Total	**$ 17,120**	$ 14,830

NOTE 15 — OTHER LONG-TERM LIABILITIES

(In millions)		
June 30,	2011	2010
Tax contingencies and other tax liabilities	**$ 7,381**	$ 6,887
Legal contingencies	**276**	236
Other	**415**	322
Total	**$ 8,072**	$ 7,445

NOTE 16 — COMMITMENTS AND GUARANTEES

Construction and Operating Leases

We have committed $263 million for constructing new buildings, building improvements and leasehold improvements as of June 30, 2011.

We have operating leases for most U.S. and international sales and support offices and certain equipment. Rental expense for facilities operating leases was $525 million, $530 million, and $475 million, in fiscal years 2011, 2010, and 2009, respectively. Future minimum rental commitments under noncancellable facilities operating leases in place as of June 30, 2011 are as follows:

(In millions)	
Year Ending June 30,	
2012	$ 481
2013	396
2014	319
2015	249
2016	163
2017 and thereafter	344
Total	$ 1,952

Indemnifications

We provide indemnifications of varying scope and size to certain customers against claims of intellectual property infringement made by third parties arising from the use of our products and certain other matters. We evaluate estimated losses for these indemnifications, and we consider such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. To date, we have not encountered significant costs as a result of these obligations and have not accrued any liabilities related to these indemnifications in our financial statements.

Yahoo! Commercial Agreement

On December 4, 2009, we entered into a definitive agreement with Yahoo! whereby Microsoft will provide the exclusive algorithmic and paid search platform for Yahoo! Web sites. The term of the agreement is 10 years subject to termination provisions after five years based on performance.

Microsoft provided Yahoo! with revenue per search guarantees for a period of 18 months after implementation of the Microsoft search ads platform in each country. These guarantees are calculated, paid and trued-up periodically based on the cumulative reduction in revenue per search, if any, during the 18-month period from pre-implementation levels, except in the case of the U.S. and Canada where performance during each of the first two calendar quarters after implementation is independent and not cumulative. This is a rate guarantee and not a guarantee of search volume. We estimate the total cost of the revenue per search guarantees during the guarantee period could range up to $150 million.

Microsoft also agreed to reimburse Yahoo! for certain transition expenses incurred both before and after the effective date of the agreement.

Finally, Microsoft also agreed to reimburse Yahoo! for certain costs of running algorithmic and paid search services prior to migration to Microsoft's platform.

Product Warranty

The changes in our aggregate product warranty liabilities, which are included in other current liabilities and other long term-liabilities on our balance sheets, were as follows:

(In millions)

Year Ended June 30,	2011	2010
Balance, beginning of year	**$ 240**	$ 342
Accruals for warranties issued	**55**	144
Adjustments to pre-existing warranties	**0**	(2)
Settlements of warranty claims	**(123)**	(244)
Balance, end of year	**$ 172**	$ 240

NOTE 17 — CONTINGENCIES

Government Competition Law Matters

Since 2001, we have been subject to a Consent Decree and Final Judgment ("Final Judgments") that resolved lawsuits brought by the U.S. Department of Justice, 18 states, and the District of Columbia in two separate actions. The Final Judgments imposed various constraints on our Windows operating system businesses. The Final Judgments expired in May 2011.

In other ongoing investigations, various foreign governments and several state attorneys general have requested information from us concerning competition, privacy, and security issues.

Antitrust, Unfair Competition, and Overcharge Class Actions

A large number of antitrust and unfair competition class action lawsuits were filed against us in various state, federal, and Canadian courts on behalf of various classes of direct and indirect purchasers of our PC operating system and certain other software products. We obtained dismissals of damages claims of indirect purchasers under federal law and in 15 states. Courts refused to certify classes in two additional states. We have reached agreements to settle all claims that have been made to date in 19 states and the District of Columbia.

The settlements in all states have received final court approval. Under the settlements, generally class members can obtain vouchers that entitle them to be reimbursed for purchases of a wide variety of platform-neutral computer hardware and software. The total value of vouchers that we may issue varies by state. We will make available to certain schools a percentage of those vouchers that are not issued or claimed (one-half to two-thirds depending on the state). The total value of vouchers we ultimately issue will depend on the number of class members who make claims and are issued vouchers. The maximum value of vouchers to be issued is approximately $2.7 billion. The actual costs of these settlements will be less than that maximum amount, depending on the number of class members and schools that are issued and redeem vouchers. We estimate the total cost to resolve all of the state overcharge class action cases will range between $1.9 billion and $2.0 billion. At June 30, 2011, we have recorded a liability related to these claims of approximately $568 million, which reflects our estimated exposure of $1.9 billion less payments made to date of approximately $1.3 billion mostly for vouchers, legal fees, and administrative expenses.

The three cases pending in British Columbia, Ontario, and Quebec, Canada have not been settled. In March 2010, the court in the British Columbia case certified it as a class action. On April 15, 2011, the British Columbia Court of Appeal reversed the class certification ruling and dismissed the case, holding that indirect purchasers do not have a claim. The plaintiffs have sought review by the Canadian Supreme Court. The other two actions have been stayed.

Other Antitrust Litigation and Claims

In November 2004, Novell, Inc. ("Novell") filed a complaint in U.S. District Court for the District of Utah (later transferred to federal court in Maryland), asserting antitrust and unfair competition claims against us related to Novell's ownership of WordPerfect and other productivity applications during the period between June 1994 and March 1996. In June 2005, the trial court granted our motion to dismiss four of six claims of the complaint. In March 2010 the trial court granted summary judgment in favor of Microsoft as to all remaining claims. The court of appeals has reversed that ruling, and the case is scheduled for trial in Utah in October 2011.

Patent and Intellectual Property Claims

In 2003, we filed an action in U.S. District Court in California seeking a declaratory judgment that we do not infringe certain Alcatel-Lucent patents (although this action began before the merger of Alcatel and Lucent in 2006, for simplicity we refer to the post-merger entity of Alcatel-Lucent). In April 2008, a jury returned a verdict in Alcatel-Lucent's favor in a trial on a consolidated group of one video and three user interface patents. The jury concluded that we had infringed two user interface patents and awarded $367 million in damages. In June 2008, the trial judge increased the amount of damages to $512 million to include $145 million of interest. We appealed that award. In December 2008, we entered into a settlement agreement resolving all other litigation pending between Microsoft and Alcatel-Lucent, leaving approximately $500 million remaining in dispute. In September 2009, the court of appeals affirmed the liability award but vacated the verdict and remanded the case to the trial court for a re-trial of the damages ruling, indicating the damages previously awarded were too high. Trial on the remanded damages claim was held in July 2011.

In October 2003, Uniloc USA Inc. ("Uniloc"), a subsidiary of a Singapore-based company, filed a patent infringement suit in U.S. District Court in Rhode Island, claiming that product activation technology supporting Windows XP and certain other Microsoft programs violated a Uniloc patent. After we obtained a favorable summary judgment that we did not infringe any of the claims of this patent, the court of appeals vacated the trial court decision and remanded the case for trial. In April 2009, the jury returned a $388 million verdict against us, including a finding of willful infringement. In September 2009, the district court judge overturned the jury verdict, ruling that the evidence did not support the jury's findings either that Microsoft infringed the patent or was willful. Uniloc appealed, and in January 2011 the court of appeals reversed the district court's finding of non-infringement (thus reinstating the jury verdict of infringement) but affirmed the district court's ruling that Microsoft was not willful and affirmed the district court's grant of a new trial on damages. Uniloc's petition for rehearing of the court of appeals' decision as to damages was denied. A new trial on damages has been set for January 2012.

In March 2007, i4i Limited Partnership ("i4i") sued Microsoft in U.S. District Court in Texas claiming that certain custom XML technology in Word 2003 and 2007 infringed i4i's patent. In May 2009, a jury returned a verdict against us, finding damages of $200 million and that we willfully infringed the patent. In August 2009, the court denied our post-trial motions and awarded enhanced damages of $40 million and prejudgment interest of $37 million. The court also issued a permanent injunction prohibiting additional distribution of the allegedly infringing technology. We appealed and the appellate court stayed the injunction pending our appeal. In December 2009, the court of appeals rejected our appeal and affirmed the trial court's judgment and injunction, except that the court of appeals modified the effective date of the injunction to January 11, 2010. We appealed to the U.S. Supreme Court, and in June 2011 the court affirmed the judgment of the court of appeals.

In October 2010, we filed suit against Motorola with the International Trade Commission ("ITC") and in U.S. District Court in Washington for infringement of nine Microsoft patents by Motorola's Android-based devices. Since then, Microsoft and Motorola have filed additional actions against each other in the ITC and federal courts in Washington, Wisconsin, Florida, and California. Microsoft asserts Motorola's Android-based devices violate 23 of its patents, and Motorola asserts various Microsoft products (including Windows, Windows Phone 7, Windows Mobile 6.5, Xbox, Bing Maps, Hotmail, Messenger, and Exchange Server) violate 21 Motorola patents. Microsoft also claims Motorola has breached its contractual commitments to the Institute of Electrical and Electronics Engineers ("IEEE") and International Telecommunications Union ("ITU") to license identified patents related to wireless and video coding technologies under reasonable and non-discriminatory ("RAND") terms and conditions. Motorola asserts that Microsoft breached contractual commitments to the SD Card Association to license two patents under RAND terms and conditions, and asserts federal antitrust and state unfair business practice claims. Trial in our ITC case is set for August 2011, trial in Motorola's ITC case is set for October 2011, and trial of both parties' patent infringement claims in Florida also is set for October 2011.

In addition to these cases, there are approximately 55 other patent infringement cases pending against Microsoft.

Other

We also are subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. Although management currently believes that resolving claims against us, individually or in aggregate, will not have a material adverse impact on our financial statements, these matters are subject to inherent uncertainties and management's view of these matters may change in the future.

As of June 30, 2011, we had accrued aggregate liabilities of $693 million in other current liabilities and $276 million in other long-term liabilities for all of the contingent matters described in this note. While we intend to vigorously defend these matters, there exists the possibility of adverse outcomes that we estimate could reach approximately $800 million in aggregate beyond recorded amounts. Were unfavorable final outcomes to occur, there exists the possibility of a material adverse impact on our financial statements for the period in which the effects become reasonably estimable.

NOTE 18 — STOCKHOLDERS' EQUITY

Shares Outstanding

Shares of common stock outstanding were as follows:

(In millions)			
Year Ended June 30,	2011	2010	2009
Balance, beginning of year	**8,668**	8,908	9,151
Issued	**155**	140	75
Repurchased	**(447)**	(380)	(318)
Balance, end of year	**8,376**	8,668	8,908

Share Repurchases

On September 22, 2008, we announced the completion of the two repurchase programs approved by our Board of Directors during the first quarter of fiscal year 2007 to buy back up to $40.0 billion of Microsoft common stock. On September 22, 2008, we also announced that our Board of Directors approved a new share repurchase program authorizing up to $40.0 billion in share repurchases with an expiration date of September 30, 2013. As of June 30, 2011, approximately $12.2 billion remained of the $40.0 billion approved repurchase amount. The repurchase program may be suspended or discontinued at any time without prior notice.

We repurchased the following shares of common stock under the above-described repurchase plans using cash resources:

(In millions)	Shares	Amount	Shares	Amount	Shares	Amount
Year Ended June 30,		2011 [a]		2010 [a]		2009 [b]
First quarter	**163**	**$ 4,000**	58	$ 1,445	223	$ 5,966
Second quarter	**188**	**5,000**	125	3,583	95	2,234
Third quarter	**30**	**827**	67	2,000	0	0
Fourth quarter	**66**	**1,631**	130	3,808	0	0
Total	**447**	**$ 11,458**	380	$ 10,836	318	$ 8,200

(a) *All shares repurchased in fiscal years 2011 and 2010 were repurchased under the plan approved by our Board of Directors on September 22, 2008.*

(b) *Of the 318 million shares of common stock repurchased in fiscal year 2009, 101 million shares were repurchased for $2.7 billion under the plan approved by our Board of Directors during the first quarter of fiscal year 2007. The remaining shares were repurchased under the plan approved by our Board of Directors on September 22, 2008.*

Dividends

In fiscal year 2011, our Board of Directors declared the following dividends:

Declaration Date	Dividend Per Share	Record Date	Total Amount (In millions)	Payment Date
September 21, 2010	**$ 0.16**	**November 18, 2010**	**$ 1,363**	**December 9, 2010**
December 15, 2010	**$ 0.16**	**February 17, 2011**	**$ 1,349**	**March 10, 2011**
March 14, 2011	**$ 0.16**	**May 19, 2011**	**$ 1,350**	**June 9, 2011**
June 15, 2011	**$ 0.16**	**August 18, 2011**	**$ 1,340**	**September 8, 2011**

The dividend declared on June 15, 2011 will be paid after the filing of our 2011 Form 10-K and was included in other current liabilities as of June 30, 2011.

In fiscal year 2010, our Board of Directors declared the following dividends:

Declaration Date	Dividend Per Share	Record Date	Total Amount	Payment Date
			(In millions)	
September 18, 2009	$ 0.13	November 19, 2009	$ 1,152	December 10, 2009
December 9, 2009	$ 0.13	February 18, 2010	$ 1,139	March 11, 2010
March 8, 2010	$ 0.13	May 20, 2010	$ 1,130	June 10, 2010
June 16, 2010	$ 0.13	August 19, 2010	$ 1,118	September 9, 2010

The dividend declared on June 16, 2010 was included in other current liabilities as of June 30, 2010.

NOTE 19 — OTHER COMPREHENSIVE INCOME

The activity in other comprehensive income and related income tax effects were as follows:

(In millions)			
Year Ended June 30,	2011	2010	2009
Net Unrealized Gains on Derivatives			
Unrealized gains (losses), net of tax effects of **$(340)**, $188, and $472	**$ (632)**	$ 349	$ 876
Reclassification adjustment for gains included in net income, net of tax effects of **$2**, $(173), and $(309)	**5**	(322)	(574)
Net unrealized gains on derivatives	**$ (627)**	$ 27	$ 302
Net Unrealized Gains (Losses) on Investments			
Unrealized gains (losses), net of tax effects of **$726**, $263, and $(142)	**$ 1,349**	$ 488	$ (263)
Reclassification adjustment for losses (gains) included in net income, net of tax effects of **$(159)**, $(120), and $16	**(295)**	(223)	30
Net unrealized gains (losses) on investments	**1,054**	265	(233)
Translation adjustments and other, net of tax effects of **$205**, $(103) and $(133)	**381**	(206)	(240)
Other comprehensive income (loss)	**$ 808**	$ 86	$ (171)

The components of accumulated other comprehensive income were as follows:

(In millions)			
Year Ended June 30,	2011	2010	2009
Net unrealized gains (losses) on derivatives	**$ (163)**	$ 464	$ 437
Net unrealized gains on investments	**1,821**	767	502
Translation adjustments and other	**205**	(176)	30
Accumulated other comprehensive income	**$ 1,863**	$ 1,055	$ 969

NOTE 20 — EMPLOYEE STOCK AND SAVINGS PLANS

We grant stock-based compensation to directors and employees. At June 30, 2011, an aggregate of 583 million shares were authorized for future grant under our stock plans, covering stock options, stock awards, and shared performance stock awards, and excluding shares reserved for issuance under our employee stock purchase plan. Awards that expire or are canceled without delivery of shares generally become available for issuance under the plans. We issue new shares of Microsoft common stock to satisfy exercises and vestings of awards granted under all of our stock plans.

Stock-based compensation expense and related income tax benefits were as follows:

(In millions)			
Year Ended June 30,	**2011**	**2010**	**2009**
Stock-based compensation expense	**$ 2,166**	$ 1,891	$ 1,708
Income tax benefits related to stock-based compensation	**$ 758**	$ 662	$ 598

Stock Plans (Excluding Stock Options)

Stock awards

Stock awards ("SAs") are grants that entitle the holder to shares of Microsoft common stock as the award vests. Our SAs generally vest over a five-year period.

Shared performance stock awards

Shared performance stock awards ("SPSAs") are a form of SA in which the number of shares ultimately received depends on our business performance against specified performance targets.

We granted SPSAs for fiscal years 2011, 2010, and 2009 with performance periods of July 1, 2010 through June 30, 2011, July 1, 2009 through June 30, 2010, and July 1, 2008 through June 30, 2009, respectively. In August following the end of each performance period, the number of shares of stock subject to the award is determined by multiplying the target award by a percentage ranging from 0% to 150%. The percentage is based on performance metrics for the performance period, as determined by the Compensation Committee of the Board of Directors in its sole discretion. An additional number of shares, approximately 12% of the total target SPSAs, are available as additional awards to participants based on individual performance. One-quarter of the shares of stock subject to each award vest following the end of the performance period, and an additional one-quarter of the shares vest on each of the following three anniversaries of the grant date.

Executive Officer Incentive Plan

Under the Executive Officer Incentive Plan ("EOIP"), the Compensation Committee awards performance-based compensation to executive officers of the Company for specified performance periods. During the periods reported, executive officers were eligible to receive annual awards comprised of cash and SAs from an aggregate incentive pool equal to a percentage of the Company's operating income. For fiscal years 2011, 2010, and 2009, the pool was 0.25%, 0.45%, and 0.35% of operating income, respectively.

In September following the end of the fiscal year, each executive officer may receive a combined cash and SA award with a total value equal to a fixed percentage of the aggregate pool. The fixed percentage ranges between 0% and 150% of a target based on an assessment of the executive officer's performance during the prior fiscal year. Following approval of the awards, 20% of the award is payable to the executive officers in cash, and the remaining 80% is converted into an SA for shares of Microsoft common stock. The number of shares subject to the SA portion of the award is determined by dividing the value of 80% of the total award by the closing price of Microsoft common stock on the last business day in August of each year. The SA portion of the award vests one-quarter immediately after the award is approved following fiscal year-end and one-quarter on August 31 of each of the following three years.

Activity for all stock plans

The fair value of each award is estimated on the date of grant using the following assumptions:

Year Ended June 30,	2011	2010	2009
Dividends per share (quarterly amounts)	**$ 0.13 – $ 0.16**	$ 0.13	$ 0.11 - $ 0.13
Interest rates range	**1.1% - 2.4%**	2.1% - 2.9%	1.4% - 3.6%

During fiscal year 2011, the following activity occurred under our stock plans:

	Shares	Weighted Average Grant-Date Fair Value
	(In millions)	
Stock Awards		
Nonvested balance, beginning of year	**223**	**$ 24.76**
Granted	**114**	**$ 22.17**
Vested	**(63)**	**$ 25.00**
Forfeited	**(19)**	**$ 23.97**
Nonvested balance, end of year	**255**	**$ 23.59**
Shared Performance Stock Awards		
Nonvested balance, beginning of year	**30**	**$ 25.32**
Granted	**18**	**$ 22.56**
Vested	**(13)**	**$ 25.63**
Forfeited	**(3)**	**$ 24.05**
Nonvested balance, end of year	**32**	**$ 23.76**

As of June 30, 2011, there was $4.5 billion and $467 million of total unrecognized compensation costs related to SAs and SPSAs, respectively. These costs are expected to be recognized over a weighted average period of 3.3 years and 2.5 years, respectively.

During fiscal year 2010 and 2009, the following activity occurred under our stock plans:

(In millions, except fair values)	2010	2009
Stock Awards		
Awards granted	100	91
Weighted average grant-date fair value	$ 23.43	$ 24.95
Shared Performance Stock Awards		
Awards granted	12	10
Weighted average grant-date fair value	$ 24.57	$ 25.93

Following are the fair values of stock plan awards vested during the periods reported:

(In millions)	2011	2010	2009
Total vest-date fair value of stock awards vested	**$ 1,521**	$ 1,358	$ 1,137
Total vest-date fair value of shared performance stock awards vested	**$ 289**	$ 227	$ 485

Stock Options

We grant stock options primarily in conjunction with business acquisitions. We granted zero, one million, and one million stock options in conjunction with business acquisitions during fiscal years 2011, 2010, and 2009, respectively. Options generally vest over four and one-half years and expire 10 years from the date of grant.

Employee stock options activity during 2011 was as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
	(In millions)		(Years)	(In millions)
Balance, July 1, 2010	187	$ 24.68		
Exercised	(79)	$ 24.91		
Canceled	(15)	$ 28.84		
Balance, June 30, 2011	93	$ 23.21	1.04	$ 312
Exercisable, June 30, 2011	92	$ 23.16	1.04	$ 309

Options outstanding as of June 30, 2011 include approximately two million options that were granted in conjunction with business acquisitions. These options have an exercise price range of $0.01 to $29.24 and a weighted average exercise price of $7.69.

During the periods reported, the following stock option exercise activity occurred:

(In millions)	2011	2010	2009
Total intrinsic value of stock options exercised	$ 222	$ 365	$ 48
Cash received from stock option exercises	$ 1,954	$ 1,839	$ 88
Tax benefit realized from stock option exercises	$ 77	$ 126	$ 12

Employee Stock Purchase Plan

We have an employee stock purchase plan for all eligible employees. Shares of our common stock may be purchased by employees at three-month intervals at 90% of the fair market value on the last day of each three-month period. Employees may purchase shares having a value not exceeding 15% of their gross compensation during an offering period. Employees purchased the following shares during the periods presented:

(Shares in millions)			
Year Ended June 30,	2011	2010	2009
Shares purchased	20	20	24
Average price per share	$ 22.98	$ 23.73	$ 20.13

At June 30, 2011, 43 million shares of our common stock were reserved for future issuance through the employee stock purchase plan.

Savings Plan

We have a savings plan in the U.S. that qualifies under Section 401(k) of the Internal Revenue Code, and a number of savings plans in international locations. Participating U.S. employees may contribute up to 50% of their salary, but not more than statutory limits. We contribute fifty cents for each dollar a participant contributes in this plan, with a maximum contribution of 3% of a participant's earnings. Matching contributions for all plans were $282 million, $275 million, and $262 million in fiscal years 2011, 2010, and 2009, respectively, and were expensed as contributed.

Matching contributions are invested proportionate to each participant's voluntary contributions in the investment options provided under the plan. Investment options in the U.S. plan include Microsoft common stock, but neither participant nor our matching contributions are required to be invested in Microsoft common stock.

NOTE 21 — SEGMENT INFORMATION AND GEOGRAPHIC DATA

In its operation of the business, management, including our chief operating decision maker, the Company's Chief Executive Officer, reviews certain financial information, including segmented internal profit and loss statements prepared on a basis not consistent with U.S. GAAP. The segment information within this note is reported on that basis. Our five segments are Windows & Windows Live Division; Server and Tools; Online Services Division; Microsoft Business Division; and Entertainment and Devices Division.

Due to the integrated structure of our business, certain revenue earned and costs incurred by one segment may benefit other segments. Revenue on certain contracts may be allocated among the segments based on the relative value of the underlying products and services. Costs that are identifiable are allocated to the segments that benefit to incent cross-collaboration among our segments so that one segment is not solely burdened by the cost of a mutually beneficial activity. Allocated costs may include those relating to development and marketing of products and services from which multiple segments benefit, or those costs relating to services performed by one segment on behalf of other segments. Each allocation is measured differently based on the specific facts and circumstances of the costs being allocated.

In addition, certain costs incurred at a corporate level that are identifiable and that benefit our segments are allocated to them. These allocated costs include costs of: field selling; employee benefits; shared facilities services; and customer service and support. Each allocation is measured differently based on the specific facts and circumstances of the costs being allocated. Certain other corporate-level activity is not allocated to our segments, including costs of: broad-based sales and marketing; product support services; human resources; legal; finance; information technology; corporate development and procurement activities; research and development; legal settlements and contingencies; and employee severance.

We have recast certain prior period amounts within this note to conform to the way we internally managed and monitored segment performance during the current fiscal year, including moving Microsoft's PC hardware business from Entertainment and Devices Division to Windows & Windows Live Division, Windows Embedded from Entertainment and Devices Division to Server and Tools, and Office for Mac from Entertainment and Devices Division to Microsoft Business Division, as well as implementing intersegment cost allocations between all segments related to the collaborative investment in mobile platform development.

The principal products and services provided by each segment are summarized below:

Windows & Windows Live Division – Windows & Windows Live Division offerings consist of multiple editions of the Windows operating system, software and services through Windows Live, and Microsoft PC hardware products.

Server and Tools – Server and Tools product and service offerings include Windows Server, Microsoft SQL Server, Windows Azure, Windows Embedded device platforms, and Enterprise Services. Enterprise Services comprise Premier product support services and Microsoft Consulting Services.

Online Services Division – Online Services Division offerings include Bing, MSN, and advertiser tools.

Microsoft Business Division – Microsoft Business Division offerings include Microsoft Office, SharePoint, Exchange, Lync, and Microsoft Dynamics business solutions.

Entertainment and Devices Division – Entertainment and Devices Division offerings include the Xbox 360 entertainment platform, including Kinect for Xbox 360, Mediaroom (our Internet protocol television software), and Windows Phone.

Segment revenue and operating income (loss) were as follows during the periods presented:

(In millions)			
Year Ended June 30,	2011	2010	2009
Revenue			
Windows & Windows Live Division	**$ 18,778**	$ 18,792	$ 15,563
Server and Tools	**17,107**	15,390	14,686
Online Services Division	**2,528**	2,200	2,110
Microsoft Business Division	**21,986**	19,345	19,211
Entertainment and Devices Division	**8,716**	6,224	6,416
Unallocated and other	**828**	533	451
Consolidated	**$ 69,943**	$ 62,484	$ 58,437

(In millions)			
Year Ended June 30,	2011	2010	2009
Operating Income (Loss)			
Windows & Windows Live Division	**$ 11,968**	$ 12,253	$ 9,372
Server and Tools	**6,453**	5,320	4,627
Online Services Division	**(2,638)**	(2,410)	(1,749)
Microsoft Business Division	**13,827**	11,642	11,153
Entertainment and Devices Division	**1,135**	573	288
Reconciling amounts	**(3,584)**	(3,280)	(3,328)
Consolidated	**$ 27,161**	$ 24,098	$ 20,363

Reconciling amounts in the tables above and below include adjustments to conform our internal accounting policies to U.S. GAAP and corporate-level activity not specifically attributed to a segment. Significant internal accounting policies that differ from U.S. GAAP relate to revenue recognition, income statement classification, depreciation, and amortization of stock-based awards.

Significant reconciling items were as follows:

(In millions)			
Year Ended June 30,	2011	2010	2009
Corporate-level activity [(a)]	**$ (4,619)**	$ (4,260)	$ (4,318)
Stock-based compensation expense	**544**	556	753
Revenue reconciling amounts	**632**	366	256
Other	**(141)**	58	(19)
Total	**$ (3,584)**	$ (3,280)	$ (3,328)

(a) *Corporate-level activity excludes stock-based compensation expense and revenue reconciling amounts presented separately in those line items.*

No sales to an individual customer accounted for more than 10% of fiscal year 2011, 2010, or 2009 revenue. Revenue, classified by the major geographic areas in which our customers are located, was as follows:

(In millions)			
Year Ended June 30,	2011	2010	2009
United States [(a)]	**$ 38,008**	$ 36,173	$ 33,052
Other countries	**31,935**	26,311	25,385
Total	**$ 69,943**	$ 62,484	$ 58,437

(a) *Includes shipments to customers in the U.S. and licensing to certain OEMs and multinational organizations.*

Revenue from external customers, classified by significant product and service offerings were as follows:

(In millions)

Year Ended June 30,	2011	2010	2009
Microsoft Office system	**$ 20,730**	$ 17,754	$ 17,998
Windows PC operating systems	**17,825**	18,225	14,653
Server products and tools	**13,251**	12,007	11,344
Xbox 360 platform	**8,103**	5,456	5,475
Consulting and product support services	**3,372**	3,036	3,024
Advertising	**2,913**	2,528	2,345
Other	**3,749**	3,478	3,598
Total	**$ 69,943**	$ 62,484	$ 58,437

Assets are not allocated to segments for internal reporting presentations. A portion of amortization and depreciation is included with various other costs in an overhead allocation to each segment and it is impracticable for us to separately identify the amount of amortization and depreciation by segment that is included in the measure of segment profit or loss.

Long-lived assets, excluding financial instruments and deferred taxes, classified by the location of the controlling statutory company, were as follows:

(In millions)

June 30,	2011	2010	2009
United States	**$ 18,498**	$ 18,716	$ 19,362
Other countries	**2,989**	2,466	2,435
Total	**$ 21,487**	$ 21,182	$ 21,797

NOTE 22 — QUARTERLY INFORMATION (Unaudited)

(In millions, except per share amounts)

Quarter Ended	September 30	December 31	March 31	June 30	Total
Fiscal Year 2011					
Revenue	**$ 16,195**	**$ 19,953**	**$ 16,428**	**$ 17,367**	**$ 69,943**
Gross profit	**13,056**	**15,120**	**12,531**	**13,659**	**54,366**
Net income	**5,410**	**6,634**	**5,232** (a)	**5,874** (b)	**23,150**
Basic earnings per share	**0.63**	**0.78**	**0.62**	**0.70**	**2.73**
Diluted earnings per share	**0.62**	**0.77**	**0.61**	**0.69**	**2.69**
Fiscal Year 2010					
Revenue	$ 12,920 (d)	$ 19,022 (c)	$ 14,503	$ 16,039	$ 62,484
Gross profit	10,078	15,394	11,748	12,869	50,089
Net income	3,574	6,662	4,006	4,518	18,760
Basic earnings per share	0.40	0.75	0.46	0.52	2.13
Diluted earnings per share	0.40	0.74	0.45	0.51	2.10

(a) *Includes a partial settlement of an I.R.S. audit of tax years 2004 to 2006, which increased net income by $461 million.*

(b) *Reflects an effective tax rate of 7% due mainly to the adjustment of our previously estimated effective tax rate for the year to reflect the actual full year mix of foreign and U.S. taxable income. In addition, upon completion of our annual domestic and foreign tax returns, we adjusted the estimated tax provision to reflect the tax returns filed and recorded an income tax benefit which lowered our effective tax rate.*

(c) *Reflects $1.7 billion of revenue recognized for sales of Windows Vista with a guarantee to be upgraded to Windows 7 at minimal or no cost and of Windows 7 to original equipment manufacturers and retailers before general availability (the "Windows 7 Deferral").*

(d) *Reflects $1.5 billion of revenue deferred to future periods relating to the Windows 7 Deferral.*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Microsoft Corporation:

We have audited the accompanying consolidated balance sheets of Microsoft Corporation and subsidiaries (the "Company") as of June 30, 2011 and 2010, and the related consolidated statements of income, cash flows, and stockholders' equity for each of the three years in the period ended June 30, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Microsoft Corporation and subsidiaries as of June 30, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of June 30, 2011, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 28, 2011, expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Seattle, Washington
July 28, 2011

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as required by Exchange Act Rule 13a-15(b) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective.

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the company's internal control over financial reporting was effective as of June 30, 2011. There were no changes in our internal control over financial reporting during the quarter ended June 30, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Deloitte & Touche LLP has audited our internal control over financial reporting as of June 30, 2011; their report follows.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Microsoft Corporation:

We have audited the internal control over financial reporting of Microsoft Corporation and subsidiaries (the "Company") as of June 30, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2011, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended June 30, 2011, of the Company and our report dated July 28, 2011, expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP

Seattle, Washington
July 28, 2011

DIRECTORS AND EXECUTIVE OFFICERS OF MICROSOFT CORPORATION

DIRECTORS

William H. Gates III
Chairman of the Board,
Microsoft Corporation

Steven A. Ballmer
Chief Executive Officer,
Microsoft Corporation

Dina Dublon [1,2]
Former Chief Financial
Officer, JPMorgan Chase

Raymond V. Gilmartin [4,5]
Former Chairman,
President, Chief Executive
Officer, Merck & Co., Inc.

W. Reed Hastings [2,3,4]
Founder, Chairman and
Chief Executive Officer,
Netflix, Inc.

Maria M. Klawe [2,5]
President,
Harvey Mudd College

David F. Marquardt [3,4]
General Partner,
August Capital

Charles H. Noski [1]
Vice Chairman,
Bank of America Corporation

Helmut G. W. Panke [1,2,5]
Former Chairman of the Board
of Management, BMW AG

Board Committees
1. Audit Committee
2. Compensation Committee
3. Finance Committee
4. Governance and Nominating Committee
5. Antitrust Compliance Committee

EXECUTIVE OFFICERS

Steven A. Ballmer
Chief Executive Officer

Lisa E. Brummel
Senior Vice President, Human
Resources

Kurt D. DelBene
President, Microsoft Office Division

Peter S. Klein
Chief Financial Officer

Craig J. Mundie
Chief Research and Strategy
Officer

Satya Nadella
President, Server & Tools

Steven Sinofsky
President, Windows & Windows
Live Division

Bradford L. Smith
Senior Vice President, General
Counsel and Secretary

B. Kevin Turner
Chief Operating Officer

www.microsoft.com/investor

Investor Relations

You can contact Microsoft Investor Relations at any time to order financial documents such as annual reports and Form 10-Ks free of charge.

Call us toll-free at (800) 285-7772 or outside the United States, call (425) 706-4400. We can be contacted between the hours of 9:00 a.m. to 5:00 p.m. Pacific Time to answer investment oriented questions about Microsoft.

For access to additional financial information, visit the Investor Relations website online at:
www.microsoft.com/investor

Our e-mail is msft@microsoft.com

Our mailing address is:
Investor Relations
Microsoft Corporation
One Microsoft Way
Redmond, Washington 98052-6399

Annual Meeting

8:00 a.m. Pacific Time November 15, 2011
Meydenbauer Center
11100 NE 6th Street
Bellevue, Washington 98004

Corporate Citizenship

Our mission is to help people and businesses throughout the world realize their full potential. As the world's largest software company, Microsoft helps to create social and economic opportunities wherever we work, live, and do business. Our technology innovations, our people, our partnerships, and our day-to-day business contribute to the prosperity of communities and the sustainability of the planet. Our commitment to good corporate citizenship reflects our belief that social and economic opportunity go hand in hand. When individuals, communities, and governments thrive, so do we.

Our citizenship efforts focus on serving globally the needs of communities and fulfilling our responsibilities to the public.

For more about Microsoft's corporate citizenship, including the annual report, please visit the website at:
http://www.microsoft.com/about/corporatecitizenship

Registered Shareholder Services

American Stock Transfer & Trust Company (AST), our transfer agent, can help you with a variety of shareholder related services including:

- Change of address
- Lost stock certificates
- Transfer of stock to another person
- Additional administrative services

AST also administers a direct stock purchase plan and a dividend reinvestment program for the company.

To find out more about these services and programs you may contact AST directly at 800-285-7772, option 1 between the hours of 5:00 a.m. and 5:00 p.m. Pacific Time, Monday through Fridays, or visit AST online at:
http://www.amstock.com

You can e-mail the transfer agent at:
msft@amstock.com

You can also send mail to the transfer agent at:
Microsoft Corporation
c/o American Stock Transfer & Trust Company
P.O. Box 2362
New York, NY 10272-2362

Shareholders of record who receive more than one copy of this annual report can contact our transfer agent and arrange to have their accounts consolidated. Shareholders who own Microsoft stock through a brokerage account can contact their broker to request consolidation of their accounts.

Shareholders can sign up for electronic alerts to access the annual report and proxy statement online. The service gets you the information you need faster and also gives you the power and convenience of online proxy voting. To sign up for this free service, visit the Annual Report site on the Investor Relations website at:
http://www.microsoft.com/investor/AnnualReports/default.aspx


MIX
Paper from
responsible sources
FSC
www.fsc.org
FSC® C101537